NOVARTIS | Reimagining Medicine

Novartis Third Quarter and Nine Months 2023

Condensed interim financial report – supplementary data

Novartis Global
Communications

Novartis Third Quarter and Nine Months 2023 Condensed Interim Financial Report – Supplementary Data

INDEX
Page
COMPANY OPERATING PERFORMANCE REVIEW
Continuing operations
3
Discontinued operations
11
Total Company
11
COMPANY CASH FLOW AND BALANCE SHEET
12
INNOVATION REVIEW
16
CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Consolidated income statements
19
Consolidated statements of comprehensive income
21
Consolidated balance sheets
22
Consolidated statements of changes in equity
23
Consolidated statements of cash flows
25
Notes to condensed interim consolidated financial statements, including update on legal proceedings
27
SUPPLEMENTARY INFORMATION
48
CORE RESULTS
Reconciliation from IFRS results to core results
50
Total Company
51
Discontinued operations
53
FREE CASH FLOW
54
ADDITIONAL INFORMATION
Net debt
57
Share information
57
Effects of currency fluctuations
58
DISCLAIMER
59

Company
Key Figures
Third quarter and nine months
(USD millions unless indicated otherwise)	Q3 2023 USD m	Q3 2022 USD m	% change USD	% change cc 1	9M 2023 USD m	9M 2022 USD m	% change USD	% change cc 1

Net sales from continuing operations	11 782	10 492	12	12	34 017	31 630	8	10

Other revenues	310	291	7	6	867	865	0	0

Cost of goods sold	-3 117	-2 874	-8	-4	-9 450	-8 541	-11	-9

Gross profit from continuing operations	8 975	7 909	13	15	25 434	23 954	6	10

Selling, general and administration	-3 091	-2 936	-5	-4	-9 073	-9 010	-1	-1

Research and development	-3 925	-2 542	-54	-48	-8 804	-6 956	-27	-25

Other income	224	87	157	143	1 322	541	144	141

Other expense	-421	-692	39	42	-1 692	-2 338	28	29

Operating income from continuing operations	1 762	1 826	-4	13	7 187	6 191	16	31

% of net sales	15.0	17.4			21.1	19.6

Loss from associated companies	-3	-5	40	46	-7	-8	13	26

Interest expense	-222	-206	-8	-11	-638	-593	-8	-11

Other financial income and expense	15	-28	nm	nm	204	18	nm	nm

Income before taxes from continuing operations	1 552	1 587	-2	18	6 746	5 608	20	36

Income taxes	-39	-257	85	82	-812	-874	7	-5

Net income from continuing operations	1 513	1 330	14	37	5 934	4 734	25	41

Net income from discontinued operations	250	245	2	79	440	755	-42	-18

Net income	1 763	1 575	12	44	6 374	5 489	16	33

Basic earnings per share from continuing operations (USD)	0.73	0.61	20	45	2.84	2.16	31	49

Basic earnings per share from discontinued operations (USD)	0.12	0.12	0	88	0.21	0.34	-38	-13

Total basic earnings per share (USD)	0.85	0.73	16	51	3.05	2.50	22	40

Net cash flows from operating activities from continuing operations	5 304	4 275	24		11 673	9 271	26

Non-IFRS measures [1]

Free cash-flow from continuing operations [2]	5 043	4 054	24		11 019	8 661	27

Core operating income from continuing operations	4 405	3 772	17	21	12 551	11 149	13	19

% of net sales	37.4	36.0			36.9	35.2

Core net income from continuing operations	3 585	3 035	18	23	10 320	8 983	15	22

Core basic earnings per share (USD) from continuing operations	1.74	1.40	24	29	4.95	4.09	21	28

[1] Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 48. Unless otherwise noted, all growth rates in this release refer to same period in prior year.

[2] Effective January 1, 2023, Novartis revised its deﬁnition of free cash ﬂow, to deﬁne free cash ﬂow as net cash ﬂows from operating activities less purchases of property, plant and equipment. To aid in comparability, the prior year free cash flow amounts have been revised to conform with the new free cash flow definition. See page 48 of the Condensed Interim Financial Report.

nm = not meaningful

Strategy update
Our focus
Novartis has completed its transformation into a “pure-play” innovative medicines business, with the successful spin-off of Sandoz. Our focus is now centered on four core therapeutic areas (cardiovascular, renal and metabolic; immunology; neuroscience and oncology). In each of these areas, we have multiple significant in-market and pipeline assets, all of which address diseases with a high burden and have substantial growth potential. In addition to two established technology platforms (chemistry and biotherapeutics), three emerging platforms (gene & cell therapy, radioligand therapy, and xRNA) are being prioritized for continued investment into new R&D capabilities and manufacturing scale. Geographically, we are focused on growing in our priority geographies– the US, China, Germany and Japan.
Financials
Following the September 15, 2023, shareholders’ approval of the spin-off of the Sandoz business the Company reported its consolidated financial statements for the current and prior years as “continuing operations” and “discontinued operations.”
Continuing operations include the retained business activities of Novartis, comprising the Innovative Medicines Division and the continuing corporate activities. Discontinued operations include the Sandoz Division and selected portions of corporate activities attributable to Sandoz’s business, as well as certain expenses related to the spin-off.
With the spin-off of the Sandoz business, Novartis operates as a single global operating segment, being a focused innovative medicines company.
The commentary below focuses on continuing operations. We also provide information on discontinued operations, which mainly includes Sandoz and allocated corporate activities.
Third quarter
Net sales
Net sales were USD 11.8 billion (+12%, +12% cc) driven by volume growth of 17 percentage points. Pricing had a negative impact of 1 percentage point and generic competition had a negative impact of 4 percentage points. Sales in the US were USD 4.7 billion (+13%) and in the rest of the world USD 7.1 billion (+12%, +11% cc).
Sales growth was mainly driven by continued strong performance from Kesimpta (USD 657 million, +127%, +124% cc), Entresto (USD 1.5 billion, +31%, +31% cc), Kisqali (USD 562 million, +72%, +76% cc), Pluvicto (USD 256 million, +220%, +217% cc) and Scemblix (USD 106 million, +159%, +157% cc), partly offset by generic competition mainly for Gilenya.
In the US (USD 4.7 billion, +13%), sales growth was mainly driven by Kesimpta, Pluvicto, Kisqali and Entresto, partly offset by the impact of generic competition on Gilenya. In Europe (USD 3.9 billion, +17%, +11% cc), sales growth was driven by Kesimpta, Entresto and Kisqali, partly offset by increased generic competition for Lucentis and Gilenya. Emerging Growth Markets grew +11% (+17% cc), which includes China sales of USD 0.8 billion (+8%, +14% cc).
Operating income
Operating income was USD 1.8 billion (-4%, +13% cc), mainly driven by higher sales and lower restructuring charges, partly offset by higher impairments through discontinuation of early stage development projects. Operating income margin was 15.0% of net sales, decreasing 2.4 percentage points (+0.1 percentage points in cc).
Core adjustments were USD 2.6 billion, mainly due to impairments and amortization compared to USD 1.9 billion in prior year. Core adjustments increased compared to prior year, mainly due to higher impairments, partly offset by lower restructuring charges.
Core operating income was USD 4.4 billion (+17%, +21% cc), mainly driven by higher sales. Core operating income margin was 37.4% of net sales, increasing 1.4 percentage points (+2.7 percentage points cc). Other revenue as a percentage of sales decreased by 0.2 percentage points (cc). Core cost of goods sold as a percentage of sales increased by 0.8 percentage points (cc). Core R&D expenses as a percentage of net sales decreased by 1.7 percentage points (cc). Core SG&A expenses as a percentage of net sales decreased by 1.9 percentage points (cc). Core other income and expense as a percentage of net sales increased the margin by 0.1 percentage points (cc).
Interest expense and other financial income/expense
Interest expense amounted to USD 222 million broadly in line with prior year at USD 206 million.
Other ﬁnancial income and expense amounted to an income of USD 15 million compared to an expense USD 28 million in the prior year, as higher interest income was only partly offset by higher currency losses.
Core other ﬁnancial income and expense amounted to an income of USD 46 million compared to an expense USD 6 million in the prior year, as higher interest income was only partly offset by higher currency losses.
Income taxes
The tax rate for continuing operations in the third quarter was 2.5% compared to 16.2% in the prior year. The current year rate was favorably impacted by tax benefits from the write-down of investments in subsidiaries, net decreases in uncertain tax positions and the effect of adjusting to the estimated full year tax rate, which was lower than previously estimated. The prior year third quarter tax rate was impacted by the effect of adjusting to the estimated full year tax rate, which was higher than previously estimated. Excluding these impacts the current and prior year quarter rate would have been 14.9% and 15.5% respectively. The decrease from the prior year was mainly the result of a change in proﬁt mix.
The core tax rate for continuing operations (core taxes as a percentage of core income before tax) in the third quarter was 15.2% compared to 14.6% in the prior year. The current and prior year third quarter core tax rate was impacted by the effect of adjusting to the estimated full year core tax rate, which was lower than previously estimated. Excluding these impacts the current and prior year quarter tax rate would have been 15.4%.
Net income, EPS and free cash flow
Net income was USD 1.5 billion (+14%, +37% cc), mainly due to higher operating income and lower tax rate driven by non-recurring items. EPS was USD 0.73 (+20%, +45% cc), growing faster than net income, benefiting from lower weighted average number of shares outstanding.
Core net income was USD 3.6 billion (+18%, +23% cc), mainly due to higher core operating income. Core EPS was USD 1.74 (+24%, +29% cc), growing faster than core net income, benefiting from lower weighted average number of shares outstanding.
Free cash flow amounted to USD 5.0 billion (+24% USD), compared with USD 4.1 billion in the prior year quarter driven by higher net cash flows from operating activities.
Nine months
Net sales
Net sales were USD 34.0 billion (+8%, +10% cc) driven by volume growth of 16 percentage points. Pricing had a negative impact of 2 percentage points and generic competition had a negative impact of 4 percentage points. Sales in the US were USD 13.2 billion (+13%) and in the rest of the world USD 20.8 billion (+5%, +8% cc).
Sales growth was mainly driven by continued strong performance from Entresto (USD 4.4 billion, +31%, +33% cc), Kesimpta (USD 1.5 billion, +112%, +112% cc), Kisqali (USD 1.5 billion, +68%, +74% cc), Pluvicto (USD 707 million) and Scemblix (USD 288 million, +197%, +198% cc), partly offset by generic competition mainly for Gilenya.
In the US (USD 13.2 billion, +13%), sales growth was mainly driven by Pluvicto, Entresto, Kesimpta, Kisqali and Scemblix, partly offset by the impact of generic competition on Gilenya. In Europe (USD 11.3 billion, +5%, +5% cc), sales growth was driven by Kesimpta, Entresto, Kisqali, and Leqvio, partly offset by increased generic competition for Gilenya and Lucentis. Emerging Growth Markets grew +9% (+17% cc), which includes China sales of USD 2.5 billion (+5%, +12% cc).
Operating income
Operating income was USD 7.2 billion (+16%, +31% cc), mainly driven by higher sales, other income from legal matters, lower restructuring charges, partly offset by higher impairments through discontinuation of early stage development projects. Operating income margin was 21.1% of net sales, increasing 1.5 percentage points (+3.6 percentage points in cc).
Core adjustments were USD 5.4 billion, mainly due to amortization and impairments, compared to USD 5.0 billion in prior year. Core adjustments increased compared to prior year, mainly due to higher impairments, partly offset by other income from legal matters and lower restructuring charges.
Core operating income was USD 12.6 billion (+13%, +19% cc), mainly driven by higher sales. Core operating income margin was 36.9% of net sales, increasing 1.7 percentage points (+2.9 percentage points cc). Other revenue as a percentage of sales decreased by 0.2 percentage points (cc). Core cost of goods sold as a percentage of sales increased by 0.3 percentage points (cc). Core R&D expenses as a percentage of net sales decreased by 1.4 percentage points (cc). Core SG&A expenses as a percentage of net sales decreased by 2.2 percentage points (cc). Core other income and expense as a percentage of net sales decreased the margin by 0.2 percentage points (cc).
Interest expense and other financial income/expense
Interest expense amounted to USD 638 million broadly in line with prior year at USD 593 million.
Other ﬁnancial income and expense amounted to an income of USD 204 million compared to USD 18 million in the prior year, as higher interest income was only partly offset by higher currency losses.
Core other ﬁnancial income and expense amounted to an income of USD 293 million compared to USD 90 million in the prior year, as higher interest income was only partly offset by higher currency losses.
Income taxes
The tax rate in the first nine months was 12.0% compared to 15.6% in the prior year period. The current year rate was favorably impacted by the effect of non-taxable income recognized related to a legal matter, tax benefits from the write-down of investments in subsidiaries and net decreases in uncertain tax positions. Excluding these impacts, the current year tax rate would have been 15.3% compared to 15.6% in the prior year period. The decrease from the prior year was mainly the result of a change in proﬁt mix.
The core tax rate (core taxes as a percentage of core income before tax) was 15.4% in the first nine months compared to 15.6% in the prior year period. The decrease from the prior year was mainly the result of a change in profit mix.
Net income, EPS and free cash flow
Net income was USD 5.9 billion (+25%, +41% cc), mainly due to higher operating income. EPS was USD 2.84 (+31%, +49% cc), growing faster than net income, benefiting from lower weighted average number of shares outstanding.
Core net income was USD 10.3 billion (+15%, +22% cc), mainly due to higher core operating income. Core EPS was USD 4.95 (+21%, +28% cc), growing faster than core net income, benefiting from lower weighted average number of shares outstanding.
Free cash flow amounted to USD 11.0 billion (+27% USD), compared with USD 8.7 billion in the prior year period driven by higher net cash flows from operating activities.

Product commentary (relating to Q3 performance)
Cardiovascular, RENAL and METABOLIC
	Q3 2023	Q3 2022	% change	% change	9M 2023	9M 2022	% change	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc

Cardiovascular, Renal and Metabolic
Entresto	1 485	1 135	31	31	4 400	3 353	31	33

Leqvio	90	34	165	165	232	70	231	231

Total Cardiovascular, Renal and Metabolic	1 575	1 169	35	34	4 632	3 423	35	37

Entresto (USD 1 485 million, +31%, +31% cc) sustained robust demand-led growth. In the US and Europe, Entresto penetration grew through the adoption of guideline-directed medical therapy in heart failure. In China and Japan, Entresto volume growth is fueled by heart failure as well as increased penetration in hypertension. In the US, Novartis is in ANDA litigation with generic manufacturers. Novartis has appealed to reverse the negative US District Court decision and to uphold the validity of its combination patent covering Entresto and other combinations of sacubitril and valsartan, which expires in 2025 (with pediatric exclusivity). No generics have tentative or final approval in the US. Any US commercial launch of a generic Entresto product prior to the final outcome of Novartis combination patent appeal, or ongoing litigations involving other patents, may be at risk of later litigation developments.
Leqvio (USD 90 million, +165%, +165% cc) launch in the US and other markets is ongoing, with focus on patient on-boarding, removing access hurdles and enhancing medical education. In the US, Leqvio is covered at or near label for 76% of patients. More than 55% of Leqvio source of business in the US is now through “Buy and Bill” acquisition mode. FDA expanded the label to include primary hyperlipidemia (patients at increased risk of ASCVD) and removed four adverse reactions from the safety section as well as Limitations of Use. In Q3 2023, Leqvio was approved in China and in Japan and is now approved in 93 countries. Novartis obtained global rights to develop, manufacture and commercialize Leqvio under a license and collaboration agreement with Alnylam Pharmaceuticals.
Immunology
	Q3 2023	Q3 2022	% change	% change	9M 2023	9M 2022	% change	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc

Immunology
Cosentyx	1 329	1 274	4	4	3 677	3 708	-1	1

Xolair [1]	369	322	15	13	1 085	1 042	4	6

Ilaris	335	272	23	24	979	832	18	20

Other						1	nm	nm

Total Immunology	2 033	1 868	9	9	5 741	5 583	3	4

[1] Net sales reflect Xolair sales for all indications.
nm = not meaningful
Cosentyx (USD 1 329 million, +4%, +4% cc) continued demand growth across key regions, partly offset by US revenue deduction fluctuations across periods. Ex-US sales grew +15% (cc). Since initial approval in 2015, Cosentyx has shown sustained efficacy and a consistent safety profile treating patients across six systemic inflammatory conditions. In October 2023, FDA has approved Cosentyx intravenous formulation for the treatment of adults with psoriatic arthritis, ankylosing spondylitis, and non-radiographic axial spondyloarthritis. Cosentyx hidradenitis suppurativa is now approved in more than 45 countries worldwide, with an FDA decision expected in Q4 2023.
Xolair (USD 369 million, ex-US +15%, +13% cc) sales grew across most regions. Novartis co-promotes Xolair with Genentech in the US and shares a portion of revenue as operating income but does not record any US sales. In September 2023, Novartis received CHMP positive opinion for the six new Xolair product configurations, including auto injectors.
Ilaris (USD 335 million, +23%, +24% cc) sales grew across all regions. Contributors to growth include the Still’s disease indications (SJIA/AOSD) in the US and Europe, as well as strong performance for the Familial Mediterranean Fever (FMF) indication in key markets worldwide.

Neuroscience
	Q3 2023	Q3 2022	% change	% change	9M 2023	9M 2022	% change	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc

Neuroscience
Kesimpta	657	289	127	124	1 530	723	112	112

Zolgensma	308	319	-3	-2	928	1 061	-13	-11

Mayzent	103	94	10	9	286	258	11	12

Aimovig	69	50	38	32	197	159	24	24

Other						1	nm	nm

Total Neuroscience	1 137	752	51	50	2 941	2 202	34	35

nm = not meaningful
Kesimpta (USD 657 million, +127%, +124% cc) sales growth was driven by increased demand, strong access, and benefiting from a one-time revenue deduction adjustment in Europe. Kesimpta is a targeted B-cell therapy that can deliver powerful and sustained high efficacy, with a favorable safety and tolerability profile and the flexibility of an at home self-administration for a broad population of RMS patients. Kesimpta is now approved in 87 countries with more than 55,000 patients treated.
Zolgensma (USD 308 million, -3%, -2% cc) sales were broadly in line with previous year. Established markets are treating mainly incident patients. Zolgensma is now approved in 51 countries with more than 3500 patients treated globally through clinical trials, early access programs and in the commercial setting.
Mayzent (USD 103 million, +10%, +9% cc) sales grew mainly in Europe. Sales continued to grow in patients with multiple sclerosis showing signs of progression despite being on other treatments.
Aimovig (USD 69 million, ex-US, ex-Japan +38%, +32% cc) sales grew mainly in Europe. Aimovig is reimbursed in 32 markets and has been prescribed to more than 834,000 patients worldwide. Novartis commercializes Aimovig ex-US, ex-Japan, while Amgen retains all rights in the US and in Japan.
ONCOLOGY
	Q3 2023	Q3 2022	% change	% change	9M 2023	9M 2022	% change	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc

Oncology
Promacta/Revolade	576	523	10	10	1 706	1 548	10	12

Kisqali	562	327	72	76	1 470	874	68	74

Tafinlar + Mekinist [1]	482	450	7	8	1 436	1 305	10	13

Tasigna	464	489	-5	-5	1 402	1 448	-3	-1

Jakavi	427	386	11	9	1 276	1 173	9	11

Pluvicto	256	80	220	217	707	92	nm	nm

Lutathera	159	132	20	19	458	343	34	34

Kymriah	124	134	-7	-9	388	397	-2	-1

Piqray/Vijoice	128	103	24	24	374	261	43	44

Votrient	102	118	-14	-14	313	371	-16	-14

Scemblix	106	41	159	157	288	97	197	198

Adakveo	45	50	-10	-11	150	143	5	5

Tabrecta	36	36	0	1	113	97	16	17

Other					1	2	nm	nm

Total Oncology	3 467	2 869	21	21	10 082	8 151	24	26

[1] Majority of sales for Mekinist and Tafinlar are combination, but both can be used as monotherapy.
nm = not meaningful
Promacta/Revolade (USD 576 million, +10%, +10% cc) sales grew across all regions driven by increased use in second-line persistent and chronic immune thrombocytopenia and as first-line and/or second-line treatment for severe aplastic anemia, according to the respective label in the countries.

Kisqali (USD 562 million, +72%, +76% cc) sales grew strongly across all regions, based on increasing recognition of its consistently reported overall survival and quality of life benefits in HR+/HER2- advanced breast cancer. Interim iDFS data from the NATALEE trial in early HR+/HER2- breast cancer, were presented at ASCO and submitted to EMA in August 2023. QOL information from this data was recently presented at a virtual ESMO session demonstrating that the addition of Kisqali did not compromise the quality of life of patients with early breast cancer. Submissions to other regulatory authorities are ongoing with major markets expected to be submitted by the end of this year. Novartis is in US ANDA litigation with a generic manufacturer.
Tafinlar + Mekinist (USD 482 million, +7%, +8% cc) sales grew in the US and Emerging Growth Markets, partly offset by decline in Europe, driven by demand in BRAF+ adjuvant melanoma and NSCLC indications, while maintaining demand in the highly competitive BRAF+ metastatic melanoma market. In addition, growth in the US came from the tumor agnostic indication.
Tasigna (USD 464 million, -5%, -5% cc) sales declined across all regions due to various factors including competition.
Jakavi (USD 427 million, ex-US +11%, +9% cc) sales grew in Emerging Growth Markets, Europe and Japan, driven by strong demand in both myelofibrosis and polycythemia vera indications. Incyte retains all rights to ruxolitinib (Jakafi®) in the US.
Pluvicto (USD 256 million, +220%, +217% cc) saw continued sales growth in the US. Pluvicto is the first and only radioligand therapy approved by the FDA for the treatment of adult patients with progressive, PSMA-positive metastatic castration-resistant prostate cancer, who have already been treated with other anticancer treatments (ARPI and taxane-based chemotherapy).
Lutathera (USD 159 million, +20%, +19% cc) sales grew mainly in the US, Japan and Europe due to increased demand. Novartis announced the Phase III NETTER-2 trial with Lutathera met its primary endpoint, showing Lutathera is the first radioligand therapy (RLT) to demonstrate clinically meaningful benefit in a first line setting.
Kymriah (USD 124 million, -7%, -9% cc) sales declined in the US, Emerging Growth Markets and Europe, partly offset by growth in Japan.
Piqray/Vijoice (USD 128 million, +24%, +24% cc) sales grew mainly in the US, Emerging Growth Markets and Europe. In addition to PIK3CA-related overgrowth spectrum (PROS), Piqray is the first and only therapy specifically developed for the approximately 40% of HR+/HER2- advanced breast cancer patients who have a PIK3CA mutation, associated with a worse prognosis.
Votrient (USD 102 million, -14%, -14% cc) sales declined due to increased competition, especially from immune-oncology agents in metastatic renal cell carcinoma.
Scemblix (USD 106 million, +159%, +157% cc) sales grew across all regions, demonstrating the high unmet need for effective and tolerable treatment options for CML patients, who have been treated with 2 or more tyrosine kinase inhibitors, or who have the T315I mutation.
Adakveo (USD 45 million, -10%, -11% cc) sales declined mainly in Emerging Growth Markets and Europe. In August 2023, European Commission endorsed the CHMP’s recommendation to revoke the conditional marketing authorization for Adakveo. Adakveo remains approved for use by the FDA for the reduction in frequency of vaso-occlusive crises (pain crises) in adults and pediatric patients aged 16 years or older with sickle cell disease. Novartis continues to discuss the STAND study results with FDA and other health authorities globally.
Tabrecta (USD 36 million, 0%, +1% cc) sales were stable (cc). Tabrecta is the first therapy approved by the FDA to specifically target metastatic NSCLC with a mutation that leads to MET exon 14 skipping (METex14) in line agnostic setting.

Other promoted brands
	Q3 2023	Q3 2022	% change	% change	9M 2023	9M 2022	% change	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc

Other Promoted Brands
Ultibro Group	104	108	-4	-7	332	366	-9	-8

Xiidra	64	109	-41	-41	249	342	-27	-27

Beovu	47	52	-10	-9	151	154	-2	1

Other respiratory	21	19	11	21	69	58	19	27

Total Other Promoted Brands	236	288	-18	-19	801	920	-13	-11

Total Promoted Brands [1]	8 448	6 946	22	21	24 197	20 279	19	21

[1] Total Promoted Brands refer to the sum of Total Other Promoted Brands and all Therapeutic Areas brands (Cardiovascular, Renal and Metabolic, Immunology, Neuroscience, and Oncology).
Ultibro Group (USD 104 million, -4%, -7% cc) sales declined mainly in Europe, Japan and Emerging Growth Markets due to various factors including competition. Ultibro Group consists of Ultibro Breezhaler, Seebri Breezhaler and Onbrez Breezhaler.
Xiidra (USD 64 million, -41%, -41% cc) sales declined mostly driven by increase in revenue deductions. In September 2023, Novartis completed the divestment of Xiidra to Bausch + Lomb.
Beovu (USD 47 million, -10%, -9% cc) sales declined in the US and Europe, partly offset by growth in Japan and Emerging Growth Markets.
Established BRANDS
	Q3 2023	Q3 2022	% change	% change	9M 2023	9M 2022	% change	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc

Established Brands
Lucentis	363	455	-20	-22	1 174	1 476	-20	-19

Sandostatin	338	295	15	15	998	933	7	8

Gilenya	270	507	-47	-48	771	1 667	-54	-53

Exforge Group	187	185	1	3	557	584	-5	-1

Galvus Group	181	212	-15	-4	539	650	-17	-10

Diovan Group	153	160	-4	-1	466	510	-9	-4

Gleevec/Glivec	144	178	-19	-17	433	570	-24	-21

Afinitor/Votubia	85	125	-32	-30	311	406	-23	-21

Contract manufacturing [1]	471	271	74	60	1 174	879	34	30

Other [2]	1 142	1 158	-1	-2	3 397	3 676	-8	-3

Total Established Brands [1,2]	3 334	3 546	-6	-7	9 820	11 351	-13	-11

[1] 2022 restated to reflect the transfer of the Sandoz Division’s biotechnology manufacturing services to other companies’ activities to the Innovative Medicines Division that was effective as of January 1, 2023.

[2] 2022 restated to reflect the transfer of the Coartem brand from the Sandoz Division to the Innovative Medicines Division that was effective as of January 1, 2023.
Lucentis (USD 363 million, ex-US -20%, -22% cc) sales declined in Europe, Emerging Growth Markets and Japan mainly due to biosimilar competition.
Sandostatin (USD 338 million, +15%, +15% cc) sales grew mainly in the US, benefiting from favorable revenue deduction adjustment and inventory movements compared to the prior year.
Gilenya (USD 270 million, -47%, -48% cc) sales declined due to generic competition across all regions. Novartis is in litigation against a generic manufacturer on the method of treatment patent in the US, and against generic manufacturers on the dosing regimen patent in Europe.

Discontinued operations
Results for discontinued operations in the third quarter and nine-months 2023 include the results of the Sandoz Division and selected portions of corporate activities attributable to Sandoz business, as well as certain expenses related to the spin-off.
In connection with the Sandoz spin-off on October 4, 2023, the Company will report as part of its Q4 discontinued operations results a one-time non-cash non-taxable IFRS gain of approximately USD 5.9 billion. This IFRS gain represents mainly the excess amount of the IFRS distribution liability, which is the estimated fair value of the Sandoz business distributed to Novartis AG shareholders, over the then carrying value of Sandoz business net assets.
Third quarter
Discontinued operations net sales were USD 2.5 billion (+8%, +6% cc), mainly driven by ex-US growth.
Operating loss amounted to USD 86 million, compared to an operating income of USD 342 million in the previous year. The operating loss in third quarter was driven by the discontinued corporate transaction cost related to spin-off of the Sandoz business, which were core adjustments.
Core operating income was USD 250 million (-51%, -38% cc), mainly driven by lower gross margin and higher SG&A expenses.
Net income from discontinued operations amounted to USD 250 million, compared to USD 245 million in the previous year.
Nine months
Discontinued operations net sales were USD 7.4 billion (+6%, +8% cc), mainly driven by ex-US growth.
Operating income amounted to USD 265 million, compared to USD 1.1 billion in the previous year. The current year period includes the discontinued corporate transaction cost related to spin-off of the Sandoz business, which were core adjustments.
Core operating income was USD 1.2 billion (-20%, -11% cc), mainly driven by higher SG&A expenses and R&D investments.
Net income from discontinued operations amounted to USD 440 million, compared to USD 755 million in the previous year.
Total company
Third quarter
Total company net income was USD 1.8 billion, mainly due to higher operating income and lower tax rate driven by non-recurring items compared to USD 1.6 billion in the prior year. EPS increased to USD 0.85 from USD 0.73 in prior year.
Cash flows from operating activities amounted to USD 5.4 billion compared to USD 4.7 billion in the prior year. Free cash flow amounted to USD 5.0 billion compared to USD 4.4 billion in the prior year.
Nine months
Total company net income was USD 6.4 billion, mainly due to higher operating income compared to USD 5.5 billion in the prior year. EPS increased to USD 3.05 from USD 2.50 in prior year.
Cash flows from operating activities amounted to USD 11.9 billion compared to USD 10.1 billion in the prior year. Free cash flow amounted to USD 11.0 billion compared to USD 9.3 billion in the prior year.

Company Cash Flow and Balance Sheet
Cash Flow
Third quarter
Net cash flows from operating activities from continuing operations amounted to USD 5.3 billion, compared with USD 4.3 billion in the prior year quarter. This increase was mainly driven by higher net income adjusted for non-cash items and other adjustments, including divestment gains, favorable changes in working capital, partly offset by higher income taxes paid.
Net cash flows from operating activities from discontinued operations amounted to USD 74 million, compared with USD 0.4 billion in the prior year quarter. This decrease was mainly driven by lower net income from discontinued operations adjusted for non-cash items and other adjustments, including divestment gains.
Net cash outflows used in investing activities from continuing operations amounted to USD 2.0 billion, compared with USD 5.3 billion net cash inflows in the prior year quarter.
The current year quarter net cash outflows from investing activities from continuing operations were mainly driven by cash outflows of USD 3.4 billion for acquisitions and divestments of businesses, net (including the acquisition of Chinook Therapeutics, Inc. for USD 3.1 billion, net of cash acquired USD 0.1 billion, and the acquisition of DTx Pharma Inc. for USD 0.5 billion, net of cash acquired USD 0.1 billion); USD 0.4 billion for purchases of intangible assets; and USD 0.3 billion for purchases of property, plant and equipment. These cash outflows were partly offset by the proceeds from sale of intangible assets of USD 1.8 billion (including USD 1.75 billion proceeds from the divestment of the ‘front of eye’ ophthalmology assets to Bausch + Lomb); and USD 0.1 billion from the sale of financial assets and property, plant and equipment. Net proceeds from the sale of marketable securities, commodities and time deposits amounted to USD 0.2 billion.
In the prior year quarter, net cash inflows from investing activities from continuing operations of USD 5.3 billion were mainly driven by net proceeds of USD 5.7 billion from the sale of marketable securities, commodities and time deposits. These cash inflows were partly offset by USD 0.5 billion cash outflows for purchases of intangible assets and property, plant and equipment.
Net cash outflows used in investing activities from discontinued operations amounted to USD 0.2 billion, broadly in line with USD 0.1 billion in the prior year quarter.
Net cash outflows used in financing activities from continuing operations amounted to USD 4.3 billion, compared with USD 4.7 billion in the prior year quarter.
The current year quarter net cash outflows used in financing activities from continuing operations were mainly driven by USD 2.2 billion for the repayment of two bonds denominated in euro (notional amounts of EUR 1.25 billion and of EUR 0.75 billion) at maturity; USD 1.6 billion payments for net treasury share transactions; and USD 0.4 billion from the net decrease in current financial debts.
In the prior year quarter, net cash outflows used in financing activities from continuing operations of USD 4.7 billion were mainly driven by USD 2.7 billion for net treasury share transactions; USD 1.5 billion for the repayment of a US dollar bond; USD 0.5 billion net decrease in current financial debts; and USD 0.1 billion payments for lease liabilities.
The current year quarter net cash inflows from financing activities from discontinued operations of USD 3.5 billion were mainly driven by USD 3.5 billion cash inflows from bank borrowings (including the USD 3.3 billion Sandoz business borrowings on September 28, 2023, from a group of banks) in connection with the distribution (spin-off) of the Sandoz business to Novartis AG shareholders (refer to Notes 2, 3 and 12 for further details). Net cash inflows from financing activities from discontinued operations in the prior year quarter were USD 11 million.
Free cash flow from continuing operations amounted to USD 5.0 billion (+24% USD), compared with USD 4.1 billion in the prior year quarter, driven by higher net cash flows from operating activities from continuing operations.
Net cash flows from operating activities for the total company amounted to USD 5.4 billion, compared with USD 4.7 billion in the prior year quarter. Total company free cash flow amounted to USD 5.0 billion, compared with USD 4.4 billion in the prior year quarter.

Nine months
Net cash flows from operating activities from continuing operations amounted to USD 11.7 billion, compared with USD 9.3 billion in the prior year period. This increase was mainly driven by higher net income adjusted for non-cash items and other adjustments, including divestment gains, favorable changes in working capital, partly offset by higher payments out of provisions.
Net cash flows from operating activities from discontinued operations amounted to USD 0.2 billion, compared with USD 0.9 billion in the prior year period. This decrease was mainly driven by lower net income from discontinued operations adjusted for non-cash items and other adjustments, including divestment gains.
Net cash inflows from investing activities from continuing operations amounted to USD 7.7 billion, compared with USD 3.2 billion in the prior year period.
The current year period net cash inflows from investing activities from continuing operations were driven by net proceeds of USD 11.1 billion from the sale of marketable securities, commodities and time deposits; USD 2.0 billion from the sale of intangible assets (including USD 1.75 billion cash proceeds from the divestment of the ‘front of eye’ ophthalmology assets to Bausch + Lomb); and USD 0.3 billion from the sale of financial assets and property, plant and equipment. These cash inflows were partly offset by cash outflows of USD 3.6 billion for acquisitions and divestments of businesses, net (including the acquisition of Chinook Therapeutics, Inc. for USD 3.1 billion, net of cash acquired USD 0.1 billion, and the acquisition of DTx Pharma Inc. for USD 0.5 billion, net of cash acquired USD 0.1 billion); USD 1.3 billion for purchases of intangible assets; USD 0.7 billion for purchases of property, plant and equipment; and USD 0.1 billion for purchases of financial assets.
In the prior year period, net cash inflows from investing activities from continuing operations of USD 3.2 billion were mainly driven by net proceeds of USD 5.6 billion from the sale of marketable securities, commodities and time deposits; USD 0.3 billion from the sale of intangible assets, financial assets and property, plant and equipment. These cash inflows were partly offset by USD 1.1 billion for purchases of intangible assets; USD 0.6 billion for purchases of property, plant and equipment; and USD 0.8 billion for acquisitions and divestments of businesses, net (primarily the acquisition of Gyroscope Therapeutics Holdings plc for USD 0.8 billion).
Net cash outflows used in investing activities from discontinued operations amounted to USD 0.3 billion, broadly in line with the prior year period.
Net cash outflows used in financing activities from continuing operations amounted to USD 17.1 billion, compared with USD 16.6 billion in the prior year period.
The current year period net cash outflows used in financing activities from continuing operations were mainly driven by USD 7.3 billion for the dividend payment; USD 7.3 billion for net treasury share transactions; USD 2.2 billion for the repayment of two bonds denominated in euro (notional amounts of EUR 1.25 billion and of EUR 0.75 billion) at maturity, and USD 0.1 billion from the net decrease in current financial debts. Payments of lease liabilities amounted to USD 0.2 billion.
In the prior year period, net cash outflows used in financing activities from continuing operations of USD 16.6 billion were mainly driven by USD 7.5 billion for the dividend payment; USD 7.9 billion for net treasury share transactions; USD 2.5 billion in aggregate for the repayment of two US dollar bonds; and USD 0.2 billion payments for lease liabilities. These cash outflows were partly offset by cash inflows of USD 1.4 billion from the net increase in current financial debts and other net financing cash inflows of USD 0.1 billion.
The current year period net cash inflows from financing activities from discontinued operations of USD 3.4 billion were mainly driven by USD 3.6 billion cash inflows from bank borrowings (including the USD 3.3 billion Sandoz business borrowings on September 28, 2023, from a group of banks) in connection with the distribution (spin-off) of the Sandoz business to Novartis AG shareholders (refer to Notes 2, 3 and 12 for further details). Net cash inflows from financing activities from discontinued operations in the prior year period were USD 14 million.
Free cash flow from continuing operations amounted to USD 11.0 billion (+27% USD), compared with USD 8.7 billion in the prior year period driven by higher net cash flows from operating activities from continuing operations.
Net cash flows from operating activities for the total company amounted to USD 11.9 billion, compared with USD 10.1 billion in the prior year period. Total company free cash flow amounted to USD 11.0 billion, compared with USD 9.3 billion in the prior year period.

Balance sheet
There has been a significant change on the September 30, 2023 consolidated balance sheet resulting from the presentation of the Sandoz business as a discontinued operations, following the September 15, 2023 shareholders’ approval to spin-off of Sandoz business through a dividend in kind distribution to the Novartis AG shareholders (for further details see Note 1, Note 2 and Note 3).
The December 31, 2022 consolidated balance sheet includes the assets and liabilities of the Sandoz business. The September 30, 2023 consolidated balance sheet excludes the assets and liabilities of the Sandoz business in the individual lines and presents its total assets in a single line in current assets “Assets related to discontinued operations” and its total liabilities in a single line in current liabilities “Liabilities related to discontinued operations.” The consolidated balance sheet discussion and analysis that follows excludes the impacts of the presentation of the assets and liabilities of the Sandoz business in these respective single lines as current assets and current liabilities, respectively. For details on the assets and liabilities of the Sandoz business at September 30, 2023 see Note 12.
Assets
Total non-current assets of USD 67.0 billion decreased by USD 1.9 billion compared to December 31, 2022, excluding the impact of the presentation of the Sandoz business non-current assets related to discontinued operations.
Intangible assets other than goodwill decreased by USD 3.8 billion mainly due to amortization and impairments and the divestment of the ‘front of eye’ ophthalmology assets, partially offset by the acquisition of Chinook Therapeutics, Inc. and of DTx Pharma Inc., additions, and favorable currency translation adjustments.
Goodwill increased by USD 1.6 billion mainly due to the acquisition of DTx Pharma Inc. and of Chinook Therapeutics, Inc.
Deferred tax assets increased by USD 0.6 billion and property, plant and equipment, right-of-use assets, investments in associated companies, financial assets, and other non-current assets were broadly in line with December 31, 2022.
Total current assets of USD 45.7 billion decreased by USD 4.0 billion compared to December 31, 2022, excluding the impact of the presentation of the Sandoz business non-current assets related to discontinued operations.
Cash and cash equivalents, marketable securities, commodities, time deposits and derivative financial instruments decreased by USD 6.2 billion mainly due to the dividend payment, and net purchases of treasury shares and intangible assets, partially offset by the cash generated through operating activities.
Inventories increased by USD 0.6 billion and trade receivables increased by USD 1.0 billion. Other current assets increased by USD 0.6 billion and income tax receivables were broadly in line with December 31, 2022.
Liabilities
Total non-current liabilities of USD 26.1 billion decreased by USD 2.5 billion compared to December 31, 2022, excluding the impact of the presentation of the Sandoz business non-current liabilities related to discontinued operations.
Non-current financial debts decreased by USD 2.1 billion mainly due to the reclassification of USD 2.1 billion from non-current to current financial debts of a USD denominated bond with notional amount of USD 2.2 billion maturing in 2024.
Non-current lease liabilities, deferred tax liabilities and provisions and other non-current liabilities were broadly in line with December 31, 2022.
Total current liabilities of USD 48.4 billion increased by USD 0.7 billion compared to December 31, 2022 excluding the impact of the presentation of the Sandoz business non-current liabilities related to discontinued operations. This increase was mainly due to recognition of the dividend in kind distribution liability to effect the spin-off of the Sandoz business of USD 14.0 billion (see Note 3).
Current financial debts and derivative financial instruments decreased by USD 0.3 billion, mainly due to the repayment of a 0.5% coupon bond with a notional amount of EUR 750 million and a 0.125% coupon bond with a notional amount of EUR 1.25 billion partly offset by the reclassification of USD 2.1 billion from non-current to current financial debts of a USD denominated bond with notional amount of USD 2.2 billion maturing in 2024.
Provisions and other current liabilities increased by USD 1.4 billion. Trade payables, current income tax liabilities and current lease liabilities were broadly in line with December 31, 2022.
Equity
The Company’s equity decreased by USD 21.2 billion to USD 38.2 billion compared to December 31, 2022.
This decrease was mainly due to the dividend in kind distribution liability of USD 14.0 billion (see Note 3), the cash-dividend payment of USD 7.3 billion and the purchase of treasury shares of USD 7.3 billion. This was partially offset by the net income of USD 6.4 billion, exercise of options and employee transactions of USD 0.2 billion, and equity-based compensation of USD 0.7 billion.
Net debt and debt/equity ratio
The Company’s liquidity amounted to USD 12.7 billion at September 30, 2023, compared to USD 18.9 billion on December 31, 2022. Total non-current and current financial debts, including derivatives, amounted to USD 23.5 billion at September 30, 2023 compared to USD 26.2 billion at December 31, 2022.
The debt/equity ratio were 0.62:1 at September 30, 2023, compared to 0.44:1 at December 31, 2022. As of September 30, 2023 the net debt was USD 10.8 billion, compared to USD 7.2 billion on December 31, 2022.

Innovation Review
Novartis continues to focus its R&D portfolio prioritizing high value medicines with transformative potential for patients. We now focus on ~115 projects in clinical development.
Selected Innovative Medicines approvals
Product	Active ingredient/ Descriptor	Indication	Region

Leqvio	inclisiran	Hypercholesterolemia	China, Japan

Cosentyx	secukinumab	Intravenous formulation for psoriatic arthritis, ankylosing spondylitis, and non-radiographic axial SpA	US

Jakavi	ruxolitinib	Acute graft-versus-host disease	Japan

		Chronic graft-versus-host disease	Japan

Selected Innovative Medicines projects awaiting regulatory decisions
Completed submissions

Product	Indication	US	EU	Japan	News update

Kisqali	Hormone receptor-positive / human epidermal growth factor receptor 2-negative early breast cancer (adjuvant)		Q3 2023		– EU filing

LNP023 (iptacopan)	Paroxysmal nocturnal hemoglobinuria	Q2 2023	Q2 2023	Q3 2023	– Japan filing

Cosentyx	Hidradenitis suppurativa	Q3 2022	Approved

VDT482 (tislelizumab)	2L Esophageal cancer				– Mutual termination of the agreement with BeiGene, Ltd.

Non-small cell lung cancer

Selected Innovative Medicines pipeline projects
Compound/ product	Potential indication/ Disease area	First planned submissions	Current Phase	News update

Aimovig	Migraine, pediatrics	≥2026	3

AVXS-101 (OAV101)	Spinal muscular atrophy (IT formulation)	2025	3

Beovu	Diabetic retinopathy	2025	3

CFZ533 (iscalimab)	Sjögren's syndrome	≥2026	2

Coartem	Malaria, uncomplicated (<5 kg patients)	2024	3	– Submission will use the MAGHP procedure in Switzerland to facilitate rapid approval in developing countries

Cosentyx	Giant cell arteritis	2025	3

	Polymyalgia rheumatica	≥2026	3

	Rotator cuff tendinopathy	≥2026	3

EXV811 (atrasentan)	IgA nephropathy	2024	3	– Chinook aquisition

FUB523 (zigakibart)	IgA nephropathy	≥2026	3	– Chinook aquisition

JDQ443 (opnurasib)	Non-small cell lung cancer, 2/3L	2024	3

	Non-small cell lung cancer (combos)	≥2026	2

KAE609 (cipargamin)	Malaria, uncomplicated	≥2026	2

	Malaria, severe	≥2026	2

KLU156 (ganaplacide + lumefantrine)	Malaria, uncomplicated	≥2026	2	– FDA Orphan Drug designation – FDA Fast Track designation

Compound/ product	Potential indication/ Disease area	First planned submissions	Current Phase	News update

Leqvio	Secondary prevention of cardiovascular events in patients with elevated levels of LDL-C	≥2026	3

	Primary prevention CVRR	≥2026	3

LNA043	Osteoarthritis	≥2026	2	– FDA Fast Track designation

LNP023 (iptacopan)	IgA nephropathy	2024	3	– EU Orphan Drug designation – Ph3 APPLAUSE-IgAN study met its pre-specified interim analysis primary endpoint

	C3 glomerulopathy	2024	3	– EU Orphan Drug designation – EU PRIME designation – FDA Rare Pediatric designation – China Breakthrough Therapy designation – FDA Breakthrough Therapy designation

	IC-MPGN	≥2026	3

	Atypical haemolytic uraemic syndrome	≥2026	3

LOU064 (remibrutinib)	Chronic spontaneous urticaria	2024	3	– Ph3 REMIX-1 and REMIX-2 studies met all primary and secondary endpoints

	Multiple sclerosis	≥2026	3

	CINDU	≥2026	3

	Sjögren's syndrome	≥2026	2

Lutathera	Gastroenteropancreatic neuroendocrine tumors, 1L in G2/3 tumors	2024	3	– Ph3 NETTER-2 trial met its primary endpoint

177Lu-NeoB	Multiple solid tumors	≥2026	1

LXE408	Visceral leishmaniasis	≥2026	2

MBG453 (sabatolimab)	Myelodysplastic syndrome	2024	3	– FDA Fast Track designation – EU Orphan Drug designation

	Unfit acute myeloid leukemia	≥2026	2

MIJ821 (onfasprodil)	Depression		2	– Program discontinued following strategic review, including a benefit risk assessment of acute MDD with suicidality

Piqray	Ovarian cancer		3	– Program discontinued based on benefit-risk assessment

Pluvicto	Metastatic castration-resistant prostate cancer pre-taxane	2024	3	– Novartis is continuing to collect OS data, regulatory filings are anticipated in 2024

	Metastatic hormone sensitive prostate cancer	2024	3

PPY988 (GT005)	Geographic atrophy		2	– Program discontinued based on benefit-risk assessment. No new safety signals identified. Patients treated to be provided with long term safety follow up

QGE031 (ligelizumab)	Food allergy	≥2026	3

Scemblix	1L Chronic myeloid leukemia	2024	3

TQJ230 (pelacarsen)	Secondary prevention of cardiovascular events in patients with elevated levels of lipoprotein(a)	2025	3	– FDA Fast Track designation – China Breakthrough Therapy designation

Compound/ product	Potential indication/ Disease area	First planned submissions	Current Phase	News update

VAY736 (ianalumab)	Auto-immune hepatitis	≥2026	2

	Sjögren’s syndrome	≥2026	3	– FDA Fast Track designation

	Lupus nephritis	≥2026	3

	Systemic lupus erythematosus	≥2026	3

	1L Immune thrombocytopenia	≥2026	3

	2L Immune thrombocytopenia	≥2026	3

	warm Autoimmune hemolytic anemia	≥2026	3

VDT482 (tislelizumab)	1L Gastric cancer		3	– Mutual termination of the agreement with BeiGene, Ltd.

	1L ESCC		3

	Localized ESCC		3

	1L Small cell lung cancer		3

	1L Urothelial cell carcinoma		3

	Adj/Neo adj. NSCLC		3

Xolair	Food allergy	2023	3

XXB750	Hypertension	≥2026	2

YTB323	sr Lupus nephritis / Systemic lupus erythematosus	≥2026	2

	1L High-risk large B-cell lymphoma	≥2026	2

Condensed Interim Consolidated Financial Statements

Consolidated income statements
Third quarter (unaudited)
(USD millions unless indicated otherwise)	Note	Q3 2023	Q3 2022

Net sales from continuing operations	10	11 782	10 492

Other revenues	10	310	291

Cost of goods sold		-3 117	-2 874

Gross profit from continuing operations		8 975	7 909

Selling, general and administration		-3 091	-2 936

Research and development		-3 925	-2 542

Other income		224	87

Other expense		-421	-692

Operating income from continuing operations		1 762	1 826

Loss from associated companies		-3	-5

Interest expense		-222	-206

Other financial income and expense		15	-28

Income before taxes from continuing operations		1 552	1 587

Income taxes		-39	-257

Net income from continuing operations		1 513	1 330

Net income from discontinued operations	12	250	245

Net income		1 763	1 575

Attributable to:
Shareholders of Novartis AG		1 761	1 573

Non-controlling interests		2	2

Weighted average number of shares outstanding – Basic (million)		2 062	2 167

Basic earnings per share from continuing operations (USD) [1]		0.73	0.61

Basic earnings per share from discontinued operations (USD) [1]		0.12	0.12

Total basic earnings per share (USD) [1]		0.85	0.73

Weighted average number of shares outstanding – Diluted (million)		2 075	2 180

Diluted earnings per share from continuing operations (USD) [1]		0.73	0.61

Diluted earnings per share from discontinued operations (USD) [1]		0.12	0.11

Total diluted earnings per share (USD) [1]		0.85	0.72

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.
The accompanying Notes form an integral part of the condensed interim consolidated financial statements

Consolidated income statements
Nine months to September 30 (unaudited)
(USD millions unless indicated otherwise)	Note	9M 2023	9M 2022

Net sales from continuing operations	10	34 017	31 630

Other revenues	10	867	865

Cost of goods sold		-9 450	-8 541

Gross profit from continuing operations		25 434	23 954

Selling, general and administration		-9 073	-9 010

Research and development		-8 804	-6 956

Other income		1 322	541

Other expense		-1 692	-2 338

Operating income from continuing operations		7 187	6 191

Loss from associated companies		-7	-8

Interest expense		-638	-593

Other financial income and expense		204	18

Income before taxes from continuing operations		6 746	5 608

Income taxes		-812	-874

Net income from continuing operations		5 934	4 734

Net income from discontinued operations	12	440	755

Net income		6 374	5 489

Attributable to:
Shareholders of Novartis AG		6 370	5 489

Non-controlling interests		4	0

Weighted average number of shares outstanding – Basic (million)		2 085	2 196

Basic earnings per share from continuing operations (USD) [1]		2.84	2.16

Basic earnings per share from discontinued operations (USD) [1]		0.21	0.34

Total basic earnings per share (USD) [1]		3.05	2.50

Weighted average number of shares outstanding – Diluted (million)		2 098	2 210

Diluted earnings per share from continuing operations (USD) [1]		2.83	2.14

Diluted earnings per share from discontinued operations (USD) [1]		0.21	0.34

Total diluted earnings per share (USD) [1]		3.04	2.48

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.
The accompanying Notes form an integral part of the condensed interim consolidated financial statements

Consolidated statements of comprehensive income
Third quarter (unaudited)
(USD millions)	Q3 2023	Q3 2022

Net income	1 763	1 575

Other comprehensive income
Items that are or may be recycled into the consolidated income statement from continuing operations

Net investment hedge, net of taxes	38	36

Currency translation effects, net of taxes	-389	-631

Total of items that are or may be recycled	-351	-595

Items that will never be recycled into the consolidated income statement from continuing operations

Actuarial gains/(losses) from defined benefit plans, net of taxes	104	-530

Fair value adjustments on equity securities, net of taxes	27	40

Total of items that will never be recycled	131	-490

Other comprehensive income from continuing operations	-220	-1 085

Other comprehensive income from discontinued operations	-66	-129

Total comprehensive income	1 477	361

Total comprehensive income for the year attributable to:
Shareholders of Novartis AG	1 476	363

Non-controlling interests	1	-2

The accompanying Notes form an integral part of the condensed interim consolidated financial statements
Nine months to September 30 (unaudited)
(USD millions)	9M 2023	9M 2022

Net income	6 374	5 489

Other comprehensive income
Items that are or may be recycled into the consolidated income statement from continuing operations

Net investment hedge, net of taxes	32	84

Currency translation effects, net of taxes	63	-1 735

Total of items that are or may be recycled	95	-1 651

Items that will never be recycled into the consolidated income statement from continuing operations

Actuarial gains from defined benefit plans, net of taxes	47	1 741

Fair value adjustments on equity securities, net of taxes	-19	-281

Total of items that will never be recycled	28	1 460

Other comprehensive income from continuing operations	123	-191

Other comprehensive income from discontinued operations	-21	-170

Total comprehensive income	6 476	5 128

Total comprehensive income for the year attributable to:
Shareholders of Novartis AG	6 472	5 136

Non-controlling interests	4	-8

The accompanying Notes form an integral part of the condensed interim consolidated financial statements

Consolidated balance sheets
(USD millions)	Note	Sep 30, 2023 (unaudited)	Dec 31, 2022 (audited)

Assets
Non-current assets
Property, plant and equipment		9 044	10 764

Right-of-use assets		1 300	1 431

Goodwill		23 416	29 301

Intangible assets other than goodwill		26 418	31 644

Investments in associated companies		202	143

Deferred tax assets		3 628	3 739

Financial assets		1 920	2 411

Other non-current assets		1 109	1 110

Total non-current assets		67 037	80 543

Current assets
Inventories		5 610	7 175

Trade receivables		6 819	8 066

Income tax receivables		280	268

Marketable securities, commodities, time deposits and derivative financial instruments		290	11 413

Cash and cash equivalents		12 405	7 517

Other current assets		2 782	2 471

Total current assets related to continuing operations		28 186	36 910

Assets related to discontinued operations	12	17 474

Total current assets		45 660	36 910

Total assets		112 697	117 453

Equity and liabilities
Equity
Share capital		825	890

Treasury shares		-32	-92

Reserves		37 371	58 544

Equity attributable to Novartis AG shareholders		38 164	59 342

Non-controlling interests		81	81

Total equity		38 245	59 423

Liabilities
Non-current liabilities
Financial debts		18 068	20 244

Lease liabilities		1 453	1 538

Deferred tax liabilities		2 457	2 686

Provisions and other non-current liabilities		4 081	4 906

Total non-current liabilities		26 059	29 374

Current liabilities
Dividend in kind distribution liability	3	13 962

Trade payables		3 870	5 146

Financial debts and derivative financial instruments		5 458	5 931

Lease liabilities		210	251

Current income tax liabilities		2 129	2 533

Provisions and other current liabilities		13 974	14 795

Total current liabilities related to continuing operations		39 603	28 656

Liabilities related to discontinued operations	12	8 790

Total current liabilities		48 393	28 656

Total liabilities		74 452	58 030

Total equity and liabilities		112 697	117 453

The accompanying Notes form an integral part of the condensed interim consolidated financial statements

Consolidated statements of changes in equity
Third quarter (unaudited)
				Reserves

(USD millions)	Note	Share capital	Treasury shares	Retained earnings	Total value adjustments	Issued share capital and reserves attributable to Novartis shareholders	Non- controlling interests	Total equity

Total equity at July 1, 2023		842	-52	55 682	-4 625	51 847	84	51 931

Net income				1 761		1 761	2	1 763

Other comprehensive income					-285	-285	-1	-286

Total comprehensive income				1 761	-285	1 476	1	1 477

Dividend in kind	3			-13 962		-13 962		-13 962

Purchase of treasury shares			-6	-1 390		-1 396		-1 396

Reduction of share capital	4.1	-17	26	-9

Exercise of options and employee transactions	4.2			-2		-2		-2

Equity-based compensation			0	221		221		221

Taxes on treasury share transactions				3		3		3

Transaction costs, net of taxes	4.4			-74		-74		-74

Changes in non-controlling interests							-4	-4

Fair value adjustments on financial assets sold				52	-52

Other movements	4.5			51		51		51

Total of other equity movements		-17	20	-15 110	-52	-15 159	-4	-15 163

Total equity at September 30, 2023		825	-32	42 333	-4 962	38 164	81	38 245

The accompanying Notes form an integral part of the condensed interim consolidated financial statements

				Reserves

(USD millions)	Note	Share capital	Treasury shares	Retained earnings	Total value adjustments	Issued share capital and reserves attributable to Novartis shareholders	Non- controlling interests	Total equity

Total equity at July 1, 2022		890	-60	65 432	-3 337	62 925	81	63 006

Net income				1 573		1 573	2	1 575

Other comprehensive income					-1 210	-1 210	-4	-1 214

Total comprehensive income				1 573	-1 210	363	-2	361

Purchase of treasury shares			-11	-2 702		-2 713		-2 713

Exercise of options and employee transactions	4.2			-2		-2		-2

Equity-based compensation			1	213		214		214

Taxes on treasury share transactions				1		1		1

Changes in non-controlling interests							-1	-1

Fair value adjustments on financial assets sold				-4	4

Other movements	4.5			32		32		32

Total of other equity movements			-10	-2 462	4	-2 468	-1	-2 469

Total equity at September 30, 2022		890	-70	64 543	-4 543	60 820	78	60 898

The accompanying Notes form an integral part of the condensed interim consolidated financial statements

Consolidated statements of changes in equity
Nine months to September 30 (unaudited)
				Reserves

(USD millions)	Note	Share capital	Treasury shares	Retained earnings	Total value adjustments	Issued share capital and reserves attributable to Novartis shareholders	Non- controlling interests	Total equity

Total equity at January 1, 2023		890	-92	63 540	-4 996	59 342	81	59 423

Net income				6 370		6 370	4	6 374

Other comprehensive income					102	102	0	102

Total comprehensive income				6 370	102	6 472	4	6 476

Dividends				-7 255		-7 255		-7 255

Dividend in kind	3			-13 962		-13 962		-13 962

Purchase of treasury shares			-41	-7 243		-7 284		-7 284

Reduction of share capital	4.1	-65	94	-29

Exercise of options and employee transactions	4.2		2	149		151		151

Equity-based compensation			5	649		654		654

Taxes on treasury share transactions				11		11		11

Transaction costs, net of taxes	4.4			-74		-74		-74

Changes in non-controlling interests							-4	-4

Value adjustments on financial assets sold				68	-68

Other movements	4.5			109		109		109

Total of other equity movements		-65	60	-27 577	-68	-27 650	-4	-27 654

Total equity at September 30, 2023		825	-32	42 333	-4 962	38 164	81	38 245

The accompanying Notes form an integral part of the condensed interim consolidated financial statements
				Reserves

(USD millions)	Note	Share capital	Treasury shares	Retained earnings	Total value adjustments	Issued share capital and reserves attributable to Novartis shareholders	Non- controlling interests	Total equity

Total equity at January 1, 2022		901	-48	70 989	-4 187	67 655	167	67 822

Net income				5 489		5 489	0	5 489

Other comprehensive income					-353	-353	-8	-361

Total comprehensive income				5 489	-353	5 136	-8	5 128

Dividends				-7 506		-7 506		-7 506

Purchase of treasury shares			-44	-8 159		-8 203		-8 203

Reduction of share capital	4.1	-11	15	-4

Exercise of options and employee transactions	4.2		1	88		89		89

Equity-based compensation			6	645		651		651

Shares delivered to Alcon employees as a result of the Alcon spin-off			0	5		5		5

Taxes on treasury share transactions				12		12		12

Decrease of treasury share repurchase obligation under a share buyback trading plan	4.3			2 809		2 809		2 809

Changes in non-controlling interests							-81	-81

Fair value adjustments on financial assets sold				3	-3

Other movements	4.5			172		172		172

Total of other equity movements		-11	-22	-11 935	-3	-11 971	-81	-12 052

Total equity at September 30, 2022		890	-70	64 543	-4 543	60 820	78	60 898

The accompanying Notes form an integral part of the condensed interim consolidated financial statements

Consolidated statements of cash flows
Third quarter (unaudited)
(USD millions)	Note	Q3 2023	Q3 2022

Net income from continuing operations		1 513	1 330

Adjustments to reconcile net income to net cash flows from operating activities from continuing operations
Reversal of non-cash items and other adjustments from continuing operations	6.1	3 329	2 920

Dividends received from associated companies and others		1

Interest received		109	82

Interest paid		-178	-159

Change in other financial receipts		37	89

Change in other financial payments		-4	19

Income taxes paid	6.2	-426	-260

Net cash flows from operating activities from continuing operations before working capital and provision changes		4 381	4 021

Payments out of provisions and other net cash movements in non-current liabilities		-255	-193

Change in net current assets and other operating cash flow items	6.3	1 178	447

Net cash flows from operating activities from continuing operations		5 304	4 275

Net cash flows from operating activities from discontinued operations		74	446

Total net cash flows from operating activities		5 378	4 721

Purchases of property, plant and equipment		-261	-221

Proceeds from sale of property, plant and equipment		51	20

Purchases of intangible assets		-422	-251

Proceeds from sale of intangible assets		1 823	3

Purchases of financial assets		-11	-15

Proceeds from sale of financial assets		91	26

Purchases of other non-current assets			-1

Acquisitions and divestments of interests in associated companies, net		-3	-2

Acquisitions and divestments of businesses, net	6.4	-3 443	8

Purchases of marketable securities, commodities and time deposits		-28	-6 693

Proceeds from sale of marketable securities, commodities and time deposits		199	12 435

Net cash flows (used in)/from investing activities from continuing operations		-2 004	5 309

Net cash flows used in investing activities from discontinued operations		-208	-111

Total net cash flows (used in)/from investing activities		-2 212	5 198

Purchases of treasury shares		-1 625	-2 718

Proceeds from exercised options and other treasury share transactions, net		-1

Repayments of the current portion of non-current financial debts		-2 223	-1 500

Change in current financial debts		-418	-499

Payments of lease liabilities		-63	-64

Other financing cash flows, net		24	32

Net cash flows used in financing activities from continuing operations		-4 306	-4 749

Net cash flows from financing activities from discontinued operations	12	3 474	11

Total net cash flows used in financing activities		-832	-4 738

Net change in cash and cash equivalents before effect of exchange rate changes		2 334	5 181

Less cash and cash equivalents from discontinued operations at September 30, 2023	12	-648

Effect of exchange rate changes on cash and cash equivalents		-166	-80

Net change in cash and cash equivalents		1 520	5 101

Cash and cash equivalents at July 1		10 885	3 625

Cash and cash equivalents at September 30		12 405	8 726

The accompanying Notes form an integral part of the condensed interim consolidated financial statements

Consolidated statements of cash flows
Nine months to September 30 (unaudited)
(USD millions)	Note	9M 2023	9M 2022

Net income from continuing operations		5 934	4 734

Adjustments to reconcile net income to net cash flows from operating activities from continuing operations
Reversal of non-cash items and other adjustments from continuing operations	6.1	8 578	7 875

Dividends received from associated companies and others		2	1

Interest received		482	119

Interest paid		-513	-455

Other financial receipts		64	89

Other financial payments		-14	-21

Income taxes paid	6.2	-1 694	-1 368

Net cash flows from operating activities from continuing operations before working capital and provision changes		12 839	10 974

Payments out of provisions and other net cash movements in non-current liabilities		-1 181	-451

Change in net current assets and other operating cash flow items	6.3	15	-1 252

Net cash flows from operating activities from continuing operations		11 673	9 271

Net cash flows from operating activities from discontinued operations		238	854

Total net cash flows from operating activities		11 911	10 125

Purchases of property, plant and equipment		-654	-610

Proceeds from sale of property, plant and equipment		73	56

Purchases of intangible assets		-1 316	-1 131

Proceeds from sale of intangible assets		1 953	170

Purchases of financial assets		-77	-86

Proceeds from sale of financial assets		201	121

Purchases of other non-current assets			-1

Acquisitions and divestments of interests in associated companies, net		-8	-22

Acquisitions and divestments of businesses, net	6.4	-3 550	-833

Purchases of marketable securities, commodities and time deposits		-97	-24 147

Proceeds from sale of marketable securities, commodities and time deposits		11 216	29 706

Net cash flows from investing activities from continuing operations		7 741	3 223

Net cash flows used in investing activities from discontinued operations		-385	-288

Total net cash flows from investing activities		7 356	2 935

Dividends paid to shareholders of Novartis AG		-7 255	-7 506

Purchases of treasury shares		-7 468	-7 974

Proceeds from exercised options and other treasury share transactions, net		158	100

Repayments of the current portion of non-current financial debts		-2 223	-2 575

Change in current financial debts		-128	1 448

Payments of lease liabilities		-194	-198

Other financing cash flows, net		42	123

Net cash flows used in financing activities from continuing operations		-17 068	-16 582

Net cash flows from financing activities from discontinued operations	12	3 397	14

Total net cash flows used in financing activities		-13 671	-16 568

Net change in cash and cash equivalents before effect of exchange rate changes		5 596	-3 508

Less cash and cash equivalents from discontinued operations at September 30, 2023	12	-648

Effect of exchange rate changes on cash and cash equivalents		-60	-173

Net change in cash and cash equivalents		4 888	-3 681

Cash and cash equivalents at January 1		7 517	12 407

Cash and cash equivalents at September 30		12 405	8 726

The accompanying Notes form an integral part of the condensed interim consolidated financial statements

Notes to the Condensed Interim Consolidated Financial Statements for the three month and nine month period ended September 30, 2023 (unaudited)

1. Basis of preparation
These Condensed Interim Consolidated Financial Statements for the three month and nine month interim period ended September 30, 2023, were prepared in accordance with International Accounting Standard 34 Interim Financial Reporting and accounting policies set out in the 2022 Annual Report published on February 1, 2023.
Following the shareholder approval for the spin-off of our Sandoz business at the Novartis AG 2023 Extraordinary General Meeting held on September 15, 2023, International Financial Reporting Standards (IFRS) require the Sandoz Division and selected portions of corporate activities attributable to Sandoz’s business, as well as certain expenses related to the spin-off (the “Sandoz business”) to be reported as discontinued operations in the consolidated financial statements. As a result, the Sandoz business has been presented as discontinued operations in the consolidated financial statements. This requires the three months and nine months September 30, 2023 consolidated income statement, consolidated statement of comprehensive income and consolidated statement of cash flows to present separately continuing operations from discontinued operations, with comparative amounts in the prior years restated on a consistent basis. On the September 30, 2023, consolidated balance sheet, the Sandoz business discontinued operations assets and liabilities are presented in a single line within current assets (“Assets related to discontinued operations”) and within current liabilities (“Liabilities related to discontinued operations”), respectively, with no restatement of December 31, 2022, consolidated balance sheet required. Refer to Note 2, Note 3, and Note 12 for further information and disclosures.
2. Selected critical accounting policies
The Company’s principal accounting policies are set out in Note 1 to the Consolidated Financial Statements in the 2022 Annual Report and conform with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.
The preparation of interim financial statements requires management to make certain estimates and assumptions, either at the balance sheet date or during the period, which affect the reported amounts of revenues, expenses, assets, liabilities and contingent amounts.
Estimates are based on historical experience and other assumptions that are considered reasonable under the given circumstances and are regularly monitored. Actual outcomes and results could differ from those estimates and assumptions. Revisions to estimates are recognized in the period in which the estimate is revised.
As disclosed in the 2022 Annual Report, goodwill, and acquired In-Process Research & Development projects are reviewed for impairment at least annually and these, as well as all other investments in intangible assets, are reviewed for impairment whenever an event or decision occurs that raises concern about their balance sheet carrying value. The amount of goodwill and other intangible assets on the Company’s consolidated balance sheet has risen significantly in recent years, primarily from acquisitions. Impairment testing may lead to potentially significant impairment charges in the future that could have a materially adverse impact on the Company’s results of operations and financial condition.
The Novartis AG shareholders’ approval of a special distribution by way of a dividend in kind to effect the spin-off of Sandoz Group AG (the Sandoz business), at the 2023 EGM held on September 15, 2023, required the recognition of a distribution liability at the fair value of the Sandoz business to be distributed to Novartis AG shareholders.
This required the use of valuation techniques for purposes of impairment testing of the Sandoz business net assets to be distributed and for the measurement of the fair value of the distribution liability. These valuations required the use of management assumptions and estimates related to estimating the Sandoz business fair value. These fair value measurements are classified as “Level 3” in the fair value hierarchy. The section “—Impairment of goodwill and intangible assets” in Note 1 to the Consolidated Financial Statements in the Annual Report 2022 provide additional information on key assumptions that are highly sensitive in the estimation of fair values using valuation techniques. Due to these factors and inherent uncertainties in the use of estimates, actual outcomes and results could vary significantly. The section below “Distribution of Sandoz Group AG to Novartis AG shareholders” in this Note 2 and Note 3 provides further information and disclosures.

The Company’s activities are not subject to significant seasonal fluctuations.
Non-current assets held for sale or held for distribution to owners
Non-current assets are classified as assets held for sale or related to discontinued operations when their carrying amount is to be recovered principally through a sale transaction or distribution to owners and a sale or distribution to owners is considered highly probable. They are stated at the lower of carrying amount and fair value less costs to sell with any resulting impairment recognized. Assets related to discontinued operations and assets of disposal group held for sale are not depreciated or amortized. The prior-year consolidated balance sheet is not restated.
Distribution of Sandoz Group AG to Novartis AG shareholders
At the 2023 Extraordinary General Meeting (EGM) of Novartis AG shareholders, held on September 15, 2023, the Novartis AG shareholders approved a special distribution by way of a dividend in kind to effect the spin-off of Sandoz Group AG.
The September 15, 2023 shareholder approval for the spin-off required the Sandoz Division and selected portions of corporate activities attributable to Sandoz’s business (the “Sandoz business”) to be reported as discontinued operations.
The shareholder approval to spin off the Sandoz business also required the recognition of a distribution liability at the fair value of the Sandoz business. Novartis policy is to measure the distribution liability at the fair value of the Sandoz business net assets taken as a whole. The distribution liability was recognized through a reduction in retained earnings. It is required to be adjusted at each balance sheet date for changes in its estimated fair value, up to the date of the distribution to shareholders through retained earnings. Any resulting impairment of the business assets to be distributed would have been recognized in the consolidated income statements in “Other expense” of discontinued operations, at the date of initial recognition of the distribution liability or at subsequent dates resulting from changes of the distribution liability valuation.
At the October 4, 2023, distribution settlement date, the resulting gain, which is measured as the excess amount of the distribution liability over the then-carrying value of the net assets of the business distributed, will be recognized in the fourth quarter 2023 on the line “Gain on distribution of Sandoz Group AG to Novartis AG shareholders” within the income statement of discontinued operations.
The recognition of the distribution liability required the use of valuation techniques for purposes of impairment testing of the Sandoz business’ assets to be distributed and for the measurement of the fair value of the distribution liability. These valuations required the use of management assumptions and estimates related to the Sandoz business’ future cash flows, market multiples, opening share price of Sandoz Group AG on the first day of trading its shares on the SIX Swiss Exchange, to estimate day one market value, and control premiums to apply in estimating the Sandoz business fair value. These fair value measurements are classified as “Level 3” in the fair value hierarchy. The section “—Impairment of goodwill and intangible assets” in Note 1 to the Consolidated Financial Statements in the Annual Report 2022 provide additional information on key assumptions that are highly sensitive in the estimation of fair values using valuation techniques.
Transaction costs that are directly attributable to the distribution (spin-off) of Sandoz business to the Novartis AG shareholders by way of a dividend in kind, and that would otherwise have been avoided, are accounted for as a deduction from equity (within retained earnings) at the date of distribution (spin-off). Prior to the recognition of the distribution liability, these costs were recorded as prepaid expenses in the consolidated balance sheet.
For additional disclosures, refer to Note 3 and Note 12.

3. Significant transactions
The Company applied the acquisition method of accounting for businesses acquired, and did not elect to apply the optional concentration test to account for acquired business as an asset separately acquired.
Significant transaction closed in October 2023
Spin-off of the Sandoz business through a dividend in kind distribution to Novartis AG shareholders
On July 18, 2023, Novartis announced its Board of Directors had unanimously endorsed the proposed separation of the Sandoz business to create an independent company by way of a spin-off and to seek shareholder approval for the spin-off of the Sandoz business into a separately traded standalone company, following the complete structural separation of the Sandoz business into a standalone company (the Sandoz business or Sandoz Group AG) and subject to satisfaction of certain conditions and Novartis AG shareholders’ approval.
At the 2023 EGM held on September 15, 2023, the Novartis AG shareholders approved a special distribution by way of a dividend in kind to effect the spin-off of Sandoz Group AG, subject to completion of certain conditions precedent to the distribution. Upon shareholder approval, the Sandoz business was reported as discontinued operations and the distribution liability was recognized at its fair value, which exceeded the carrying value of the Sandoz business net assets.
The conditions precedent to the spin-off were met and on October 3, 2023 the spin-off of the Sandoz business was effected by way of a distribution of a dividend in kind of Sandoz Group AG shares to Novartis AG shareholders and ADR (American Depositary Receipt) holders (the Distribution). Through the Distribution, each Novartis AG shareholder received 1 Sandoz Group AG share for every 5 Novartis AG shares / ADRs they held on October 3, 2023, close of business. As of October 4, 2023, the shares of Sandoz Group AG are listed on the SIX Swiss Exchange (SIX) under the symbol “SDZ”.
On September 18, 2023, the Sandoz business entered into financing arrangements with a group of banks under which it borrowed on September 28, 2023 a total amount of USD 3.3 billion. These borrowings consisted of a bridge in EUR (EUR 2.4 billion) and term loans in EUR (EUR 0.2 billion) and USD (USD 0.5 billion). In addition, approximately USD 0.4 billion of borrowings under a number of local bilateral facilities in different countries were raised. This resulted in a total gross debt of USD 3.7 billion. These outstanding borrowings of the Sandoz business legal entities was recognized in the September 30, 2023 consolidated balance sheet within Liabilities related to discontinued operations and within financing activities cash flows from discontinued operations. Prior to the Distribution on October 3, 2023, through a series of intercompany transactions, Sandoz business legal entities paid approximately USD 3.3 billion in cash to Novartis and its affiliates.
At September 30, 2023, the dividend in kind distribution liability to effect the Distribution (spin-off) of the Sandoz business amounted to USD 14.0 billion and was recorded as a reduction to equity (retained earnings). It remained unchanged from its initial recognition and was in excess of the then carrying value of the Sandoz business net assets, which amounted to USD 8.7 billion (see Note 12). At the Distribution on October 3, 2023, the distribution liability was unchanged from September 30, 2023, and was in excess of the Sandoz business net assets.
Certain consolidated foundations own Novartis AG dividend-bearing shares that restrict their availability for use by Novartis. These Novartis AG shares are accounted for as treasury shares. Through the Distribution, these foundations received Sandoz Group AG shares representing an approximate 4.31% equity interest in Sandoz Group AG. Upon the loss of control of Sandoz Group AG through the Distribution on October 3, 2023, the financial investment in Sandoz Group AG will be recognized at its initial fair value based on the opening traded share price of Sandoz Group AG on October 4, 2023 (a Level 1 hierarchy valuation). At initial recognition, on October 4, 2023, the Sandoz Group AG financial investment’s fair value of USD 0.5 billion and will be reported in the fourth quarter 2023 on the consolidated balance sheet as a financial asset. Management has designated this investment at fair value through other comprehensive income.
At September 30, 2023 there was USD 0.3 billion cumulative income included in other comprehensive income relating to discontinued operations.
In the fourth quarter 2023, the Company will recognize a non-taxable, noncash gain as at the Distribution date of the spin-off of the Sandoz business amounting to approximately USD 5.9 billion, comprising the excess amount of the distribution liability over the then carrying value of Sandoz business net assets, the gain on recognition of Sandoz Group AG shares obtained through the consolidated foundation and Distribution related transaction costs.
For additional disclosures on discontinued operations, refer to Note 12.
Significant transactions closed in third quarter 2023
Acquisition of DTx Pharma Inc.
In the second quarter of 2023, Novartis entered into an agreement to acquire DTx Pharma Inc. (DTx), a San-Diego US based, pre-clinical stage biotechnology company focused on leveraging its proprietary FALCON platform to develop siRNA therapies for neuroscience indications. DTx’s lead program, DTx-1252 targets the root cause of CMT1A—the overexpression of PMP22, a protein that causes the myelin sheath that supports and insulates nerves in the peripheral nervous system to function abnormally. The transaction also includes two additional pre-clinical programs for other neuroscience indications. The transaction closed on July 14, 2023.
The purchase price consists of a cash payment of USD 0.6 billion and potential additional milestones up to USD 0.5 billion, which the DTx Pharma Inc. shareholders are eligible to receive upon achievement of specified milestones.
The fair value of the total purchase consideration was USD 0.6 billion. The amount consisted of a cash payment of USD 0.6 billion, the fair value of contingent consideration of USD 29 million, which DTx shareholders are eligible to receive upon achievement of specified milestones. The preliminary purchase price allocation resulted in net identifiable assets of USD 0.4 billion, consisting primarily of intangible assets of USD 0.3 billion and cash of USD 0.1 billion. Goodwill amounted to USD 0.2 billion.
The results of operations since the date of acquisition are not material.
Acquisition of Chinook Therapeutics, Inc.
On June 12, 2023, Novartis entered into an agreement to acquire Chinook Therapeutics, Inc. (Chinook Therapeutics), a Seattle, WA, based clinical stage biopharmaceutical company with two late-stage medicines in development for rare, severe chronic kidney diseases. The acquisition closed on August 11, 2023.
The purchase price consists of a cash payment of USD 3.2 billion and potential additional payments of up to USD 0.3 billion, which Chinook Therapeutics shareholders are eligible to receive upon achievement of specified milestones.
The fair value of the total purchase consideration was USD 3.3 billion. The amount consisted of an upfront cash payment of USD 3.2 billion and the fair value of contingent consideration of USD 0.1 billion, which Chinook Therapeutics shareholders are eligible to receive upon achievement of specified milestones. The preliminary purchase price allocation resulted in net identifiable assets of USD 2.0 billion, consisting of intangible assets of USD 2.1 billion, net deferred tax liabilities of USD 0.4 billion and other net assets of USD 0.3 billion, including cash of USD 0.1 billion. Goodwill amounted to USD 1.3 billion.
The results of operations since the date of acquisition are not material.
Significant transactions in 2022
Acquisition of Gyroscope Therapeutics Holdings plc
On December 22, 2021, Novartis entered into an agreement to acquire all outstanding shares of Gyroscope Therapeutics Holdings plc (Gyroscope), a UK-based ocular gene therapy company. Gyroscope focuses on the discovery and development of gene therapy treatments for retinal indications. The purchase price consisted of a cash payment of USD 0.8 billion, subject to certain customary purchase price adjustments, and potential additional milestone payments of up to USD 0.7 billion, which Gyroscope shareholders are eligible to receive upon achievement of specified milestones. The acquisition closed on February 17, 2022.
The fair value of the total purchase consideration was USD 1.0 billion. The amount consisted of an upfront cash payment of USD 0.8 billion (including customary purchase price adjustments) and the fair value of contingent consideration of USD 0.2 billion, which Gyroscope shareholders are eligible to receive upon achievement of specified milestones. The purchase price allocation resulted in net identifiable assets of USD 0.9 billion, consisting primarily of intangible assets of USD 1.1 billion and net deferred tax liabilities of USD 0.2 billion. Goodwill amounted to USD 0.1 billion.
The 2022 results of operations since the date of acquisition were not material.

4. Summary of equity attributable to Novartis AG shareholders
		Number of outstanding shares (in millions)		Issued share capital and reserves attributable to Novartis AG shareholders (in USD millions)

	Note	2023	2022	9M 2023	9M 2022

Balance at beginning of year		2 119.6	2 234.9	59 342	67 655

Shares acquired to be canceled		-74.9	-94.2	-7 150	-8 085

Other share purchases		-1.4	-1.3	-134	-118

Exercise of options and employee transactions	4.2	2.8	1.9	151	89

Equity-based compensation		9.4	9.7	654	651

Shares delivered to Alcon employees as a result of the Alcon spin-off			0.0		5

Taxes on treasury share transactions				11	12

Decrease of treasury share repurchase obligation under a share buyback trading plan	4.3				2 809

Transaction costs, net of taxes	4.4			-74

Dividends				-7 255	-7 506

Dividend in kind	3			-13 962

Net income of the period attributable to shareholders of Novartis AG				6 370	5 489

Other comprehensive income attributable to shareholders of Novartis AG				102	-353

Other movements	4.5			109	172

Balance at September 30		2 055.5	2 151.0	38 164	60 820

4.1. In 2023 Novartis AG reduced its share capital by canceling the 126 million of shares that were repurchased on the SIX Swiss Exchange second trading line during the previous year.
In addition, in connection with the Distribution (spin-off) of Sandoz business, Novartis AG shareholders approved at the 2023 EGM held on September 15, 2023, a decrease in Novartis AG share capital in the amount of CHF 22.8 million (USD 17.1 million). The capital decrease resulted in a reduction of the nominal value of the Novartis AG shares by CHF 0.01 from CHF 0.50 per share to CHF 0.49 per share.
In 2022 Novartis AG reduced its share capital by canceling 30.7 million of shares that were repurchased on the SIX Swiss Exchange second trading line during the previous year.
4.2. At December 31, 2022, the market maker held 3 million written call options, originally issued as part of the share-based compensation for employees, that had not yet been exercised. The weighted average exercise price of these options at December 31, 2022, was USD 66.07, and they had contractual lives of 10 years, with remaining lives less than one year. In the first quarter of 2023, the market maker exercised 3 million written call options and as a result there are no written call option outstanding at September 30, 2023.
4.3. In December 2021, Novartis entered into an irrevocable, non-discretionary arrangement with a bank to repurchase Novartis shares on the second trading line under its up-to USD 15.0 billion share buyback. The arrangement was updated in July 2022, December 2022, and May 2023, and concluded in June 2023.
In June 2023, Novartis entered into an irrevocable, non-discretionary arrangement with a bank to repurchase 11.7 million Novartis shares on the second trading line, which concluded in July 2023.
In July 2023, Novartis entered into a new irrevocable, non-discretionary arrangement with a bank to repurchase Novartis shares on the second trading line under its new up-to USD 15.0 billion share buyback. Novartis is able to cancel this arrangement but may be subject to a 90-day waiting period under certain conditions. As of September 30, 2023, these waiting period conditions were not applicable and as a result, there was no requirement to record a liability under this arrangement as of September 30, 2023.
4.4. Transaction costs in first nine months 2023 of USD 91 million, net of tax of USD 17 million, that are directly attributable to the Distribution (spin-off) of Sandoz business to Novartis AG shareholders and that would otherwise have been avoided, are recorded as a deduction from equity (retained earning). See Note 2.
4.5. Other movements include, for subsidiaries in hyperinflationary economies, the impact of the restatement of the equity balances of the current period as well as restatement of the non-monetary assets and liabilities with the general price index at the beginning of the period.

5. Financial instruments
Fair value by hierarchy
The following table illustrates the three hierarchical levels for valuing financial instruments at fair value as of September 30, 2023, and December 31, 2022. For additional information on the hierarchies and other matters, please refer to the Consolidated Financial Statements in the 2022 Annual Report, published on February 1, 2023.

	Level 1		Level 2		Level 3		Total

(USD millions)	Sep 30, 2023	Dec 31, 2022	Sep 30, 2023	Dec 31, 2022	Sep 30, 2023	Dec 31, 2022	Sep 30, 2023	Dec 31, 2022

Financial assets
Cash and cash equivalents
Debt securities	60						60

Total cash and cash equivalents at fair value	60						60

Marketable securities
Debt securities			8	9			8	9

Derivative financial instruments			117	204			117	204

Total marketable securities and derivative financial instruments at fair value			125	213			125	213

Current contingent consideration receivables					60	43	60	43

Current financial investments - equity securities	182				56		238

Long-term financial investments
Debt and equity securities	220	473	10	10	551	699	781	1 182

Fund investments	7	20			198	261	205	281

Non-current contingent consideration receivables					592	607	592	607

Total long-term financial investments at fair value	227	493	10	10	1 341	1 567	1 578	2 070

Associated companies at fair value through profit or loss					111	129	111	129

Financial liabilities
Current contingent consideration liabilities					-32	-131	-32	-131

Current other financial liabilities					-142		-142

Derivative financial instruments			-66	-55			-66	-55

Dividend in kind distribution liability [1]					-13 962		-13 962

Total current financial liabilities at fair value			-66	-55	-14 136	-131	-14 202	-186

Non-current contingent consideration liabilities					-432	-704	-432	-704

Non-current other financial liabilities					-23	-232	-23	-232

Total non-current financial liabilities at fair value					-455	-936	-455	-936

[1] See Note 3 for further disclosures
In the first nine months of 2023, there were three transfers of equity securities from Level 3 to Level 1 for USD 63 million mainly due to Initial Public Offering.
The fair value of straight bonds amounted to USD 17.9 billion at September 30, 2023 (USD 20.3 billion at December 31, 2022) compared with the carrying amount of USD 20.2 billion at September 30, 2023 (USD 22.3 billion at December 31, 2022). For all other financial assets and liabilities, the carrying amount is a reasonable approximation of the fair value.
The carrying amount of financial assets included in the line total long-term financial investments of USD 1.6 billion at September 30, 2023 (USD 2.1 billion at December 31, 2022) is included in the line “Financial assets” of the consolidated balance sheets. The carrying amount of financial assets included in the line current financial investments - equity securities of USD 238 million at September 30, 2023 (nil at December 31, 2022) is included in the line “Other current assets” of the consolidated balance sheets. The carrying amount of non-current contingent consideration liabilities and non-current other financial liabilities included in the line total non-current financial liabilities at fair value of USD 0.5 billion at September 30, 2023 (USD 0.9 billion at December 31, 2022) is included in the line “Provisions and other non-current liabilities” of the consolidated balance sheet.
The Company’s exposure to financial risks has not changed significantly during the period and there have been no major changes to the risk management department or in any risk management policies.

6. Details to the consolidated statements of cash flows
6.1. Non-cash items and other adjustments from continuing operations
The following table shows the reversal of non-cash items and other adjustments in the consolidated statements of cash flows.
(USD millions)	Q3 2023	Q3 2022

Depreciation, amortization and impairments on:
Property, plant and equipment	295	307

Right-of-use assets	64	64

Intangible assets	2 752	1 544

Financial assets [1]	-6	90

Change in provisions and other non-current liabilities	-130	228

Gains on disposal and other adjustments on property, plant and equipment; intangible assets; financial assets; and other non-current assets, net	-65	-15

Equity-settled compensation expense	205	208

Loss from associated companies	3	5

Income taxes	39	257

Net financial expense	207	234

Other	-35	-2

Total	3 329	2 920

[1] Includes fair value changes
(USD millions)	9M 2023	9M 2022

Depreciation, amortization and impairments on:
Property, plant and equipment	760	1 025

Right-of-use assets	197	200

Intangible assets	5 732	3 658

Financial assets [1]	69	288

Change in provisions and other non-current liabilities	232	835

Gains on disposal and other adjustments on property, plant and equipment; intangible assets; financial assets; and other non-current assets, net	-281	-181

Equity-settled compensation expense	617	602

Loss from associated companies	7	8

Income taxes	812	874

Net financial expense	434	575

Other	-1	-9

Total	8 578	7 875

[1] Includes fair value changes
In the third quarter of 2023, other than through business combinations, there were no additions to intangible assets (Q3 2022: USD 325 million) with deferred payments.
In the third quarter of 2023, there were USD 46 million (Q3 2022: USD 59 million) additions to right-of-use assets recognized.
In the nine-month period of 2023, other than through business combinations, there were no additions to intangible assets with deferred payments.
In the nine-month period of 2022, other than through business combinations, there were USD 644 million additions to intangible assets with deferred payments.
In the nine-month period of 2023, there were USD 238 million (9M 2022: USD 166 million) additions to right-of-use assets recognized.
6.2. Total amount of income taxes paid
In the first nine month period of 2023, the amount of income taxes paid by continuing operations was USD 1 694 million (Q3 2023: USD 426 million) and by discontinued operations was USD 162 million (Q3 2023: USD 52 million), which was included within “Net cash flows from operating activities from discontinued operations.” In the first nine month period of 2023, the total amount of income taxes paid by the Company was USD 1 856 million (Q3 2023: USD 478 million).
In the first nine month period of 2022, the total amount of income taxes paid by continuing operations was USD 1 368 million (Q3 2022: USD 260 million) and by discontinued operations was USD 191 million (Q3 2022: USD 60 million), which was included within “Net cash flows from operating activities from discontinued operations.” In the first nine month period of 2022, the total amount of income taxes paid by the Company was USD 1 559 million (Q3 2022: USD 320 million).
6.3. Cash flows from changes in working capital and other operating items included in the net cash flows from operating activities from continuing operations
(USD millions)	Q3 2023	Q3 2022	9M 2023	9M 2022

Increase in inventories	-33	-129	-579	-514

Increase in trade receivables	-117	-136	-1 264	-825

Decrease in trade payables	-184	-121	-85	-325

Change in other current and non-current assets	16	127	-84	-86

Change in other current liabilities	1 496	706	2 027	498

Total	1 178	447	15	-1 252

6.4. Cash flows arising from acquisitions and divestments of businesses, net
The following table is a summary of the cash flow impact of acquisitions and divestments of businesses. The most significant transactions are described in Note 3.
(USD millions)	Q3 2023	Q3 2022	9M 2023	9M 2022

Net assets recognized as a result of acquisitions of businesses	-3 696	9	-3 696	-1 077

Fair value of previously held equity interests	27	-2	27	22

Contingent consideration payable, net	163	-7	153	224

Payments (incl. prepayments), deferred consideration and other adjustments, net	61		-39	1

Cash flows used for acquisitions of businesses	-3 445	0	-3 555	-830

Cash flows from/(used for) divestments of businesses, net [1]	2	8	5	-3

Cash flows (used in)/from acquisitions and divestments of businesses, net	-3 443	8	-3 550	-833

[1] In the first nine months of 2023, USD 5 million (Q3 2023: USD 2 million) represented the net cash inflows from divestments in prior years.
     In the first nine months of 2022, USD 3 million (Q3 2022: USD 8 million net cash inflows) net cash outflows from divestments of businesses included USD 20 million (Q3 2022: nil) reduction to cash and cash equivalents due to the derecognized cash and cash equivalents following a loss of control of a company upon expiry of an option to purchase the company, partly offset by net cash inflows of USD 17 million (Q3 2022: USD 8 million) from business divestments in the 2022 periods and in prior years.

     In the first nine months of 2022, the net identifiable assets of divested businesses amounted to USD 106 million (Q3 2022: nil), comprised of non-current assets of USD 113 million (Q3 2022: nil), current assets of USD 22 million (Q3 2022: nil), including USD 20 million (Q3 2022: nil) cash and cash equivalents and of non-current and current liabilities of USD 29 million (Q3 2022: nil).

Notes 3 and 7 provide further information regarding acquisitions and divestments of businesses. All acquisitions were for cash.

7. Acquisitions of businesses
Fair value of assets and liabilities arising from acquisitions of businesses:
(USD millions)	9M 2023	9M 2022

Property, plant and equipment	18	13

Right-of-use assets	16	12

Acquired research and development	2 408	1 213

Other intangible assets	15

Deferred tax assets	182	53

Non-current financial and other assets	148

Trade receivable and financial and other current assets	181	5

Cash and cash equivalents	226	88

Deferred tax liabilities	-592	-301

Current and non-current lease liabilities	-50	-12

Trade payables and other liabilities	-152	-68

Net identifiable assets acquired	2 400	1 003

Acquired cash and cash equivalents	-226	-88

Goodwill	1 522	162

Net assets recognized as a result of acquisitions of businesses [1]	3 696	1 077

[1] All net assets recognized relate to business combinations of continuing operations.
Note 3 details significant acquisitions of businesses, specifically the acquisition of DTx Pharma and Chinook Therapeutics in the third quarter of 2023. In the first nine months of 2022, there was the acquisition of Gyroscope. The goodwill arising out of the acquisitions was mainly attributable to synergies, the accounting for deferred tax liabilities on acquired assets and the assembled workforce. None of the goodwill was tax deductible.
8. Legal proceedings update
A number of Novartis companies are, and will likely continue to be, subject to various legal proceedings, including litigations, arbitrations and governmental investigations, that arise from time to time. Legal proceedings are inherently unpredictable. As a result, the Company may become subject to substantial liabilities that may not be covered by insurance and may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow. Note 20 to the Consolidated Financial Statements in our 2022 Annual Report and 2022 Form 20-F contains a summary as of the date of these reports of significant legal proceedings to which Novartis or its subsidiaries were a party. The following is a summary as of October 23, 2023, of significant developments in those proceedings, as well as any new significant proceedings commenced since the date of the 2022 Annual Report and 2022 Form 20-F.
Investigations and related litigations
Lucentis/Avastin® matters
In connection with an investigation into whether Novartis entities, F. Hoffmann-La Roche AG, Genentech Inc. and Roche S.p.A. colluded to artificially preserve the market positions of Avastin® and Lucentis, in 2014 the Italian Competition Authority (ICA) imposed a fine equivalent to USD 125 million on the Novartis entities. Novartis paid the fine, subject to the right to later claim recoupment, and appealed before the Consiglio di Stato (CdS). In 2014 and 2015, the Italian Ministry of Health and the Lombardia region sent letters with payment requests for a total equivalent of approximately USD 1.3 billion in damages from Novartis and Roche entities based on these allegations. In 2019, the CdS upheld the ICA decision and fine. Following that CdS decision, several additional Italian regions and hospitals sent letters claiming damages for an aggregate amount of approximately USD 330 million. Novartis filed a revocation action before the CdS in 2019 and a further appeal before the Supreme Court in 2020. Respectively in October 2021 and May 2023, the Supreme Court and the CdS rejected Novartis’s actions.
The ICA decision is now final.
In 2019, the French Competition Authority (FCA) issued a Statement of Objections against Novartis entities, alleging anti-competitive practices on the French market for anti-vascular endothelial growth factor treatments for wet age-related macular degeneration from 2008 to 2013. In 2020, the FCA issued a decision finding that the Novartis entities had infringed competition law by abusing a dominant position and imposing a fine equivalent to approximately USD 452 million. Novartis paid the fine, again subject to recoupment, and appealed the FCA’s decision. In February 2023, the Paris Court of Appeal (Court) overturned the FCA’s decision which triggered the reimbursement of the originally paid fine (recorded as “Other income” in the Company’s consolidated income statement), and in March 2023, the FCA filed an appeal of the Court’s decision. Novartis entities are the subject of similar investigations and proceedings involving competition authorities, which are disclosed in the 2022 Annual Report and 2022 Form 20-F.
Inflation Reduction Act (IRA) litigation
In 2023, following the U.S. government’s selection of Entresto for the first round of the IRA’s “Medicare Drug Price Negotiation Program,” NPC filed a complaint in the U.S. District Court (USDC) for the District of New Jersey on the grounds that those drug price-setting provisions are unconstitutional under the First, Fifth and Eighth Amendments to the U.S. Constitution.
Antitrust class actions
Exforge
Since 2018, Novartis Group companies as well as other pharmaceutical companies have been sued by various direct and indirect purchasers of Exforge in multiple US individual and putative class action complaints. They claim that Novartis made a reverse payment in the form of an agreement not to launch an authorized generic, alleging violations of federal antitrust law and state antitrust, consumer protection and common laws, and seeking damages as well as injunctive relief. The cases were consolidated in the S.D.N.Y. In 2022, Novartis agreed to a settlement in principle to pay USD 245 million to resolve these cases. In Q1 2023 Novartis paid USD 245 million to fund the required trust accounts. Certain of these settlements were subject to court approval, a process that was completed in October 2023, which means the matters are finally disposed of and completed.
Discontinued operations
On October 4, 2023, the separation and spin-off of the Sandoz business was completed (see Note [3]). Pursuant to the Separation and Distribution Agreement between Novartis and Sandoz entered into in connection with that separation and spin-off, Sandoz and Novartis agreed, subject to certain limitations, exclusions and conditions, that Sandoz would retain or assume (as applicable) liabilities, including pending and future claims, which relate to the spun-off Sandoz business (whether arising prior to, at or after the date of execution of the Separation and Distribution Agreement), including the matters described below (the description of which was accurate as at the time of the spin-off). Additionally, pursuant to the Separation and Distribution Agreement, Sandoz has agreed to indemnify Novartis and each of its directors, officers, managers, members, agents and employees against liabilities incurred in connection with the spun-off Sandoz business, including the matters described below.
Government generic pricing antitrust investigations, antitrust class actions in the United States
Since 2016, Sandoz Inc. has been part of an investigation into alleged price fixing and market allocation of generic drugs in the United States. In 2020, Sandoz Inc. reached a resolution with the DOJ Antitrust Division, pursuant to which Sandoz Inc. paid USD 195 million and entered into a deferred prosecution agreement (DPA). The Sandoz Inc. resolution related to instances of misconduct at the Company between 2013 and 2015 with regard to certain generic drugs sold in the United States. The term of the DPA concluded in March 2023 and the underlying matter has been dismissed. Sandoz Inc. also finalized a resolution with the DOJ Civil Division and in 2021 paid USD 185 million to settle related claims arising under the False Claims Act, and entered into a corporate integrity agreement with the Office of Inspector General (OIG) of the US Department of Health and Human Services (HHS). This resolved all federal government matters related to price fixing allegations.
Since the third quarter of 2016, Sandoz Inc. and Fougera Pharmaceuticals Inc. have been sued alongside other generic pharmaceutical companies in numerous related individual and putative class action complaints by direct and indirect private purchasers and by over 50 US states and territories, represented by their respective Attorneys General. Plaintiffs claim that defendants, including Sandoz Inc., engaged in price fixing and market allocation of generic drugs in the United States, and seek damages and injunctive relief. The litigation includes complaints alleging product-specific conspiracies, as well as complaints alleging the existence of an overarching industry conspiracy, and assert claims for damages and penalties under federal and state antitrust and consumer protection acts. The cases have been consolidated for pretrial purposes in the USDC for the Eastern District of Pennsylvania, and as at the date of the spin-off the claims are being vigorously contested by Sandoz.
Government opioid litigation in the United States and Canada relating to Sandoz products
Sandoz and Novartis entities are named as defendants in opioids litigation in the US and Canada. In the US, Sandoz is named in more than 600 complaints filed in multidistrict litigation (MDL) in US federal court in the Northern District of Ohio and 149 of those cases also name Novartis AG and/or NPC. In addition to the MDL, fewer than 10 lawsuits have been filed against Sandoz and, in certain cases, certain Novartis entities in US state and federal courts. The plaintiffs are various US political subdivisions (including certain cities, counties, states, other governmental agencies and tribes), school districts, hospitals and third-party payors, and they seek civil damages under various state law grounds, including consumer protection and nuisance, allegedly arising from the manufacture, promotion, sale and distribution of opioids. On August 31, 2023, Sandoz entered into a settlement for the opioids litigation in the US. Under the settlement, Sandoz will pay USD 100 million into a qualified settlement fund administered by a third party within 30 days of the time when 85% of plaintiffs who filed cases against Sandoz agree to participate in the settlement. The deadline for plaintiffs to elect to participate in the settlement is January 31, 2024, although that date can be extended.

In Canada, Sandoz has been named in 6 class actions initiated in the provinces of British Columbia, Ontario, Alberta, Saskatchewan, and Québec. The claims are being vigorously contested.
In addition to the matters described above, there have been other non-material developments in the other legal matters described in Note 20 to the Consolidated Financial Statements contained in our 2022 Annual Report and 2022 Form 20-F.
Novartis believes that its total provisions for investigations, product liability, arbitration and other legal matters are adequate based upon currently available information. However, given the inherent difficulties in estimating liabilities, there can be no assurance that additional liabilities and costs will not be incurred beyond the amounts provided.
9. Operating segment
Prior to the September 15, 2023, shareholders’ approval of the spin-off of the Sandoz business (refer to Note 2 and Note 3 for additional information), the businesses of Novartis were divided operationally on a worldwide basis into two identified reporting segments: Innovative Medicines Division and the Sandoz Division. In addition, we separately reported Corporate activities.
Following the September 15, 2023, shareholders’ approval of the spin-off of the Sandoz business (see Note 2 and Note 3), the Company reported its consolidated financial statements for the current and prior years as “continuing operations” and “discontinued operations” (see Note 1).
Continuing operations include the retained business activities of Novartis, comprising the Innovative Medicines Division and the continuing Corporate activities.
Discontinued operations include the Sandoz Division and selected portions of corporate activities attributable to Sandoz’s business, as well as certain expenses related to the spin-off. For further details and disclosures on discontinued operations, refer to Note 3 and Note 12.
Effective January 1, 2023, the Sandoz business bio-technology manufacturing services to other companies’ activities and the Coartem brand were transferred to the Novartis continuing operations. The financial information of the Novartis continuing operations and discontinued operations were accordingly adapted in 2023 and prior years, in compliance with IFRS. This restatement had no impact on the reported financial results and consolidated balance sheet of the total Company.
With the spin-off of the Sandoz business, Novartis operates as a single global operating segment, as a focused innovative medicines company that is engaged in the research, development, manufacturing and commercialization and sale of innovative medicines.
The Company’s research, development manufacturing and supply of products and functional activities are managed globally on a vertically integrated basis. Commercial efforts that coordinate marketing, sales and distribution of these products are organized by geographic region or therapeutic area.
The Executive Committee of Novartis (ECN), chaired by the CEO, is the governance body that is responsible for allocating resources and assessing the business performance of the operating segment of the Company on a global basis and is the chief operating decision-maker (CODM) for the Company.
The determination of a single operating segment is consistent with the consolidated financial information regularly reviewed by the CODM for purposes of assessing performance and allocating resources.
See Note 10 for revenue and geographic information disclosures.

10. Revenues and geographic information
Net sales
Net sales information
Net sales from continuing operations comprise the following:
(USD millions)	Q3 2023	Q3 2022	9M 2023	9M 2022

Net sales to third parties from continuing operations	11 436	10 299	33 212	31 006

Sales to discontinued operations	346	193	805	624

Net sales from continuing operations	11 782	10 492	34 017	31 630

Net sales from continuing operations by region1
Third quarter
	Q3 2023 USD m	Q3 2022 USD m	% change USD	% change cc 2	Q3 2023 % of total	Q3 2022 % of total

Europe	3 930	3 360	17	11	33	32

US	4 648	4 117	13	13	39	39

Asia/Africa/Australasia	2 349	2 272	3	8	20	22

Canada and Latin America	855	743	15	21	8	7

Total	11 782	10 492	12	12	100	100

Of which in Established Markets	8 719	7 729	13	10	74	74

Of which in Emerging Growth Markets	3 063	2 763	11	17	26	26

[1] Net sales from continuing operations by location of customer. Emerging Growth Markets comprise all markets other than the Established Markets of the US, Canada, Western Europe, Japan, Australia and New Zealand.

[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 48.
Net sales from continuing operations by region1
Nine months to September 30
	9M 2023 USD m	9M 2022 USD m	% change USD	% change cc 2	9M 2023 % of total	9M 2022 % of total

Europe	11 281	10 776	5	5	33	34

US	13 196	11 717	13	13	39	37

Asia/Africa/Australasia	7 077	6 944	2	9	21	22

Canada and Latin America	2 463	2 193	12	20	7	7

Total	34 017	31 630	8	10	100	100

Of which in Established Markets	25 070	23 401	7	7	74	74

Of which in Emerging Growth Markets	8 947	8 229	9	17	26	26

[1] Net sales from continuing operations by location of customer. Emerging Growth Markets comprise all markets other than the Established Markets of the US, Canada, Western Europe, Japan, Australia and New Zealand.

[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 48.

Net sales from continuing operations by core therapeutic area; other promoted brands; and established brands
Third quarter
	Q3 2023	Q3 2022	% change	% change
	USD m	USD m 1	USD	cc 2

Cardiovascular, Renal and Metabolic
Entresto	1 485	1 135	31	31

Leqvio	90	34	165	165

Total Cardiovascular, Renal and Metabolic	1 575	1 169	35	34

Immunology
Cosentyx	1 329	1 274	4	4

Xolair [3]	369	322	15	13

Ilaris	335	272	23	24

Total Immunology	2 033	1 868	9	9

Neuroscience
Kesimpta	657	289	127	124

Zolgensma	308	319	-3	-2

Mayzent	103	94	10	9

Aimovig	69	50	38	32

Total Neuroscience	1 137	752	51	50

Oncology
Promacta/Revolade	576	523	10	10

Kisqali	562	327	72	76

Tafinlar + Mekinist	482	450	7	8

Tasigna	464	489	-5	-5

Jakavi	427	386	11	9

Pluvicto	256	80	220	217

Lutathera	159	132	20	19

Kymriah	124	134	-7	-9

Piqray/Vijoice	128	103	24	24

Votrient	102	118	-14	-14

Scemblix	106	41	159	157

Adakveo	45	50	-10	-11

Tabrecta	36	36	0	1

Total Oncology	3 467	2 869	21	21

Other Promoted Brands
Ultibro Group	104	108	-4	-7

Xiidra	64	109	-41	-41

Beovu	47	52	-10	-9

Other respiratory	21	19	11	21

Total Other Promoted Brands	236	288	-18	-19

Total Promoted Brands	8 448	6 946	22	21

Established Brands
Lucentis	363	455	-20	-22

Sandostatin	338	295	15	15

Gilenya	270	507	-47	-48

Exforge Group	187	185	1	3

Galvus Group	181	212	-15	-4

Diovan Group	153	160	-4	-1

Gleevec/Glivec	144	178	-19	-17

Afinitor/Votubia	85	125	-32	-30

Contract manufacturing [4]	471	271	74	60

Other [5]	1 142	1 158	-1	-2

Total Established Brands [4,5]	3 334	3 546	-6	-7

Total net sales from continuing operations	11 782	10 492	12	12

[1] In Q1 2023 Lucentis was reclassified from Other Promoted Brands to Established Brands and Gilenya was reclassified from Neuroscience to Established Brands. These reclassifications have been reflected in Q3 2022.

[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 48.
[3] Net sales to from continuing operations reflect Xolair sales for all indications.
[4] 2022 restated to reflect the transfer of the Sandoz Division’s biotechnology manufacturing services to other companies’ activities to the Innovative Medicines Division that was effective as of January 1, 2023.

[5] 2022 restated to reflect the transfer of the Coartem brand from the Sandoz Division to the Innovative Medicines Division that was effective as of January 1, 2023.

Net sales from continuing operations by core therapeutic area; other promoted brands; and established brands
Nine months to September 30
	9M 2023	9M 2022	% change	% change
	USD m	USD m 1	USD	cc 2

Cardiovascular, Renal and Metabolic
Entresto	4 400	3 353	31	33

Leqvio	232	70	231	231

Total Cardiovascular, Renal and Metabolic	4 632	3 423	35	37

Immunology
Cosentyx	3 677	3 708	-1	1

Xolair [3]	1 085	1 042	4	6

Ilaris	979	832	18	20

Other		1	nm	nm

Total Immunology	5 741	5 583	3	4

Neuroscience
Kesimpta	1 530	723	112	112

Zolgensma	928	1 061	-13	-11

Mayzent	286	258	11	12

Aimovig	197	159	24	24

Other		1	nm	nm

Total Neuroscience	2 941	2 202	34	35

Oncology
Promacta/Revolade	1 706	1 548	10	12

Kisqali	1 470	874	68	74

Tafinlar + Mekinist	1 436	1 305	10	13

Tasigna	1 402	1 448	-3	-1

Jakavi	1 276	1 173	9	11

Pluvicto	707	92	nm	nm

Lutathera	458	343	34	34

Kymriah	388	397	-2	-1

Piqray/Vijoice	374	261	43	44

Votrient	313	371	-16	-14

Scemblix	288	97	197	198

Adakveo	150	143	5	5

Tabrecta	113	97	16	17

Other	1	2	nm	nm

Total Oncology	10 082	8 151	24	26

Other Promoted Brands
Ultibro Group	332	366	-9	-8

Xiidra	249	342	-27	-27

Beovu	151	154	-2	1

Other respiratory	69	58	19	27

Total Other Promoted Brands	801	920	-13	-11

Total Promoted Brands	24 197	20 279	19	21

Established Brands
Lucentis	1 174	1 476	-20	-19

Sandostatin	998	933	7	8

Gilenya	771	1 667	-54	-53

Exforge Group	557	584	-5	-1

Galvus Group	539	650	-17	-10

Diovan Group	466	510	-9	-4

Gleevec/Glivec	433	570	-24	-21

Afinitor/Votubia	311	406	-23	-21

Contract manufacturing [4]	1 174	879	34	30

Other [5]	3 397	3 676	-8	-3

Total Established Brands [4,5]	9 820	11 351	-13	-11

Total net sales from continuing operations	34 017	31 630	8	10

[1] In Q1 2023 Lucentis was reclassified from Other Promoted Brands to Established Brands and Gilenya was reclassified from Neuroscience to Established Brands.These reclassifications have been reflected in 9M 2022.

[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 48.
[3] Net sales from continuing operations reflect Xolair sales for all indications.
[4] 2022 restated to reflect the transfer of the Sandoz Division’s biotechnology manufacturing services to other companies’ activities to the Innovative Medicines Division that was effective as of January 1, 2023.

[5] 2022 restated to reflect the transfer of the Coartem brand from the Sandoz Division to the Innovative Medicines Division that was effective as of January 1, 2023.

nm = not meaningful

Net sales from continuing operations of the top 20 brands in 2023
Third quarter
			US		Rest of world			Total

Brands	Brand classification by therapeutic area, other promoted brands or established brands	Key indications	USD m	% change USD/cc 1	USD m	% change USD	% change cc 1	USD m	% change USD	% change cc 1

Entresto	Cardiovascular, Renal and Metabolic	Chronic heart failure, hypertension	728	28	757	34	34	1 485	31	31

Cosentyx	Immunology	Psoriasis (PsO), ankylosing spondylitis (AS), psoriatic arthritis (PsA), non-radiographic axial spondyloarthritis (nr-axSPA), hidradenitis suppurativa (HS)	717	-3	612	15	15	1 329	4	4

Promacta/Revolade	Oncology	Immune thrombocytopenia (ITP), severe aplastic anemia (SAA)	314	11	262	10	8	576	10	10

Kesimpta	Neuroscience	Relapsing-remitting multiple sclerosis (RRMS)	407	70	250	nm	nm	657	127	124

Kisqali	Oncology	HR+/HER2- metastatic breast cancer	294	119	268	39	45	562	72	76

Tafinlar + Mekinist	Oncology	BRAF V600+ metastatic adjuvant melanoma, advanced non-small cell lung cancer (NSCLC), tumor agnostic with BRAF mutation indication	201	15	281	2	3	482	7	8

Tasigna	Oncology	Chronic myeloid leukemia (CML)	221	-6	243	-5	-5	464	-5	-5

Jakavi	Oncology	Myelofibrosis (MF), polycytomia vera (PV), graft-versus-host disease (GvHD)			427	11	9	427	11	9

Lucentis [2]	Established Brands	Age-related macular degeneration (AMD), diabetic macular edema (DME), retinal vein occlusion (RVO)			363	-20	-22	363	-20	-22

Xolair [3]	Immunology	Severe allergic asthma (SAA), chronic spontaneous urticaria (CSU), nasal polyps			369	15	13	369	15	13

Sandostatin	Established Brands	Carcinoid tumors, acromegaly	218	15	120	14	16	338	15	15

Ilaris	Immunology	Auto-inflammatory (CAPS, TRAPS, HIDS/MKD, FMF, SJIA, AOSD, gout)	182	27	153	19	20	335	23	24

Zolgensma	Neuroscience	Spinal muscular atrophy (SMA)	89	-10	219	0	2	308	-3	-2

Gilenya [2]	Established Brands	Relapsing multiple sclerosis (RMS)	120	-63	150	-17	-19	270	-47	-48

Pluvicto	Oncology	PSMA-positive mCRPC patients post-ARPI, post-Taxane	238	222	18	200	165	256	220	217

Exforge Group	Established Brands	Hypertension	3	-40	184	2	4	187	1	3

Galvus Group	Established Brands	Type 2 diabetes			181	-15	-4	181	-15	-4

Diovan Group	Established Brands	Hypertension	11	0	142	-5	-1	153	-4	-1

Lutathera	Oncology	GEP-NETs gastroenteropancreatic neuroendocrine tumors	114	18	45	29	23	159	20	19

Gleevec/Glivec	Established Brands	Chronic myeloid leukemia (CML), gastrointestinal stromal tumors (GIST)	41	-16	103	-20	-18	144	-19	-17

Top 20 brands total			3 898	16	5 147	11	12	9 045	13	13

Rest of portfolio [4]			750	1	1 987	13	10	2 737	9	7

Total net sales from continuing operations [4]			4 648	13	7 134	12	11	11 782	12	12

[1] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 48.
[2] In Q1 2023 Lucentis was reclassified from Other Promoted Brands to Established Brands and Gilenya was reclassified from Neuroscience to Established Brands.
[3] Net sales from continuing operations reflect Xolair sales for all indications.
[4] % change has been restated to reflect the transfers of the Sandoz Division’s biotechnology manufacturing services and the Coartem brand to the Innovative Medicines Division that were effective as of January 1, 2023.

nm = not meaningful

Net sales from continuing operations of the top 20 brands in 2023
Nine months to September 30
			US		Rest of world			Total

Brands	Brand classification by therapeutic area, other promoted brands or established brands	Key indications	USD m	% change USD/cc 1	USD m	% change USD	% change cc 1	USD m	% change USD	% change cc 1

Entresto	Cardiovascular, Renal and Metabolic	Chronic heart failure, hypertension	2 187	32	2 213	31	35	4 400	31	33

Cosentyx	Immunology	Psoriasis (PsO), ankylosing spondylitis (AS), psoriatic arthritis (PsA), non-radiographic axial spondyloarthritis (nr-axSPA), hidradenitis suppurativa (HS)	1 895	-11	1 782	13	17	3 677	-1	1

Promacta/Revolade	Oncology	Immune thrombocytopenia (ITP), severe aplastic anemia (SAA)	904	13	802	7	10	1 706	10	12

Kesimpta	Neuroscience	Relapsing-remitting multiple sclerosis (RRMS)	1 075	75	455	nm	nm	1 530	112	112

Kisqali	Oncology	HR+/HER2- metastatic breast cancer	700	117	770	40	49	1 470	68	74

Tafinlar + Mekinist	Oncology	BRAF V600+ metastatic adjuvant melanoma, advanced non-small cell lung cancer (NSCLC), tumor agnostic with BRAF mutation indication	591	17	845	5	10	1 436	10	13

Tasigna	Oncology	Chronic myeloid leukemia (CML)	664	2	738	-7	-4	1 402	-3	-1

Jakavi	Oncology	Myelofibrosis (MF), polycytomia vera (PV), graft-versus-host disease (GvHD)			1 276	9	11	1 276	9	11

Lucentis [2]	Established Brands	Age-related macular degeneration (AMD), diabetic macular edema (DME), retinal vein occlusion (RVO)			1 174	-20	-19	1 174	-20	-19

Xolair [3]	Immunology	Severe allergic asthma (SAA), chronic spontaneous urticaria (CSU), nasal polyps			1 085	4	6	1 085	4	6

Sandostatin	Established Brands	Carcinoid tumors, acromegaly	630	6	368	10	14	998	7	8

Ilaris	Immunology	Auto-inflammatory (CAPS, TRAPS, HIDS/MKD, FMF, SJIA, AOSD, gout)	486	20	493	15	19	979	18	20

Zolgensma	Neuroscience	Spinal muscular atrophy (SMA)	282	-16	646	-11	-8	928	-13	-11

Gilenya [2]	Established Brands	Relapsing multiple sclerosis (RMS)	304	-68	467	-34	-32	771	-54	-53

Pluvicto	Oncology	PSMA-positive mCRPC patients post-ARPI, post-Taxane	670	nm	37	270	242	707	nm	nm

Exforge Group	Established Brands	Hypertension	11	-8	546	-5	-1	557	-5	-1

Galvus Group	Established Brands	Type 2 diabetes			539	-17	-10	539	-17	-10

Diovan Group	Established Brands	Hypertension	38	0	428	-9	-4	466	-9	-4

Lutathera	Oncology	GEP-NETs gastroenteropancreatic neuroendocrine tumors	324	36	134	29	30	458	34	34

Gleevec/Glivec	Established Brands	Chronic myeloid leukemia (CML), gastrointestinal stromal tumors (GIST)	118	-24	315	-24	-20	433	-24	-21

Top 20 brands total			10 879	14	15 113	5	9	25 992	9	11

Rest of portfolio [4]			2 317	6	5 708	3	6	8 025	4	6

Total net sales from continuing operations [4]			13 196	13	20 821	5	8	34 017	8	10

[1] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 48.
[2] In Q1 2023 Lucentis was reclassified from Other Promoted Brands to Established Brands and Gilenya was reclassified from Neuroscience to Established Brands.
[3] Net sales from continuing operations reflect Xolair sales for all indications.
[4] % change has been restated to reflect the transfers of the Sandoz Division’s biotechnology manufacturing services and the Coartem brand to the Innovative Medicines Division that were effective as of January 1, 2023.

nm = not meaningful

Other revenues
(USD millions)	Q3 2023	Q3 2022	9M 2023	9M 2022

Profit sharing income	251	246	696	674

Royalty income	22	10	63	21

Milestone income	7	8	35	47

Other [1]	30	27	73	123

Total other revenues	310	291	867	865

[1] Other includes revenue from activities such as manufacturing or other services rendered, to the extent such revenue is not recorded under net sales.
11. Other interim disclosures
Restructuring provisions movements
(USD millions)	Q3 2023	Q3 2022	9M 2023	9M 2022

Balance at beginning of period	1 045	731	1 131	345

Provisions related to discontinued operations [1]	-41		-51

Additions to provisions [2]	58	289	523	851

Cash payments	-179	-87	-645	-231

Releases of provisions [3]	-23	-20	-115	-35

Transfers	-42	-1	-43	-1

Currency translation effects	-9	-9	9	-26

Balance at closing of period	809	903	809	903

[1] Notes 2, 3 and 12 provide information related to discontinued operations.
[2] Provisions charged to the consolidated income statement from continuing operations were USD 283 million in Q3 2022 and USD 816 million in 9M 2022.
[3] Releases of provisions credited to the consolidated income statement from continuing operations were USD 15 million in Q3 2022 and USD 25 million in 9M 2022.
In the first nine months of 2023, additions to provisions of USD 523 million (Q3: USD 58 million) mainly related to the continuation of the initiative announced in April 2022, to implement a new streamlined organizational model designed to support innovation, growth and productivity.
In the first nine months of 2022, additions to provisions of USD 851 million (Q3: USD 289 million) mainly related to the initiative announced in April 2022, to implement a new streamlined organizational model designed to support innovation, growth and productivity, as well as, to the continuation of the Innovative Medicines Division and the Operations unit 2021 restructuring initiatives.
Property, plant and equipment and intangible assets
The following table shows the property, plant and equipment, the right-of-use assets and the intangible assets impairment charges and reversals recognized:
(USD millions)	Q3 2023	Q3 2022	9M 2023	9M 2022

Property, plant and equipment impairment charges	-27	-61	-85	-320

Property, plant and equipment impairment reversal	-37	0	11	2

Right-of-use assets impairment charges	-2		-2

Intangible assets impairment charges [1]	-1 739	-595	-2 665	-858

[1] First nine months 2023 intangible assets impairment charges include the write-down of IPR&D on the cessation of clinical development programs, including the clinical development programs PPY988 (USD 1.0 billion) and VDT482 (USD 0.4 billion), and the clinical research program NIZ985 (USD 0.3 billion); as well as the write-down of a currently marketed product by USD 0.3 billion to reflect reduction in its recoverable amount.

First nine months 2022 intangible assets impairment charges include the write-down of IPR&D on the cessation of clinical development programs, including UNR844 (USD 0.6 billion).
In the first nine months of 2023, there were no reversals of prior-year impairment charges on intangible assets (9M 2022: nil) and right-of-use assets (9M 2022: nil).
In the first nine months 2023 additions to property, plant and equipment and depreciation amounted to USD

648 million, and USD 686 million respectively, (Q3 2023: USD 261 million and USD 231 million respectively).
In the first nine months 2022 additions to property, plant and equipment and depreciation amounted to USD 625 million, and USD 708 million respectively, (Q3 2022: USD 248 million and USD 246 million respectively).
In the first nine months of 2023 additions to intangible assets and amortization amounted to USD 1 033 million, and USD 3 067 million respectively, (Q3 2023: USD 318 million and USD 1 014 million respectively).
In the first nine months of 2022 additions to intangible assets and amortization amounted to USD 1 646 million, and USD 2 800 million respectively, (Q3 2022: USD 559 million and USD 948 million respectively).
Completion of the Divestment of intangible assets
On June 30, 2023, Novartis entered into an agreement with Bausch + Lomb Corporation to divest the currently marketed product Xiidra and certain IPR&D assets related to ‘front of eye’ ophthalmology. The transaction was accounted for as a divestment of assets. The transaction closed on September 29, 2023.
The purchase price consists of a total cash payment of USD 1.75 billion and potential milestone payments related to the currently marketed product and IPR&D assets of up to USD 750 million.
Financial debt
In the third quarter of 2023, Novartis repaid the 0.5% coupon bond with a notional amount of EUR 750 million issued in 2018 by Novartis Finance SA, Luxembourg, in accordance with its terms.
In the third quarter of 2023, Novartis repaid the 0.125% coupon bond with a notional amount of EUR 1.25 billion issued in 2016 by Novartis Finance SA, Luxembourg, in accordance with its terms.
12. Discontinued operations
Discontinued operations include the operational results from the Sandoz business together with certain corporate activities attributable to the Sandoz business, as well as certain other expenses related to the spin-off (refer to Notes 2 and 3 for further details).
The Sandoz business operates in the off-patent medicines segment and specializes in the development, manufacturing, and marketing of generic pharmaceuticals and biosimilars. The Sandoz business is organized globally into two franchises: Generics and Biosimilars.
Consolidated income statement – Discontinued operations
(USD millions)	Q3 2023	Q3 2022	9M 2023	9M 2022

Net sales to third parties from discontinued operations	2 329	2 244	7 128	6 849

Sales to continuing operations	147	42	300	149

Net sales from discontinued operations	2 476	2 286	7 428	6 998

Other revenues	7	8	19	21

Cost from goods sold	-1 493	-1 167	-4 044	-3 645

Gross profit from discontinued operations	990	1 127	3 403	3 374

Selling, general and administration	-581	-477	-1 728	-1 496

Research and development	-230	-194	-671	-598

Other income	28	17	56	96

Other expense	-293	-131	-795	-319

Operating (loss)/income from discontinued operations	-86	342	265	1 057

as % from net sales	-3.5%	15.0%	3.6%	15.1%

Income from associated companies	1	1	2	2

Interest expense	-14	-9	-33	-25

Other financial income and expense	-2	-2	-20	-12

(Loss)/Income before taxes from discontinued operations	-101	332	214	1 022

Taxes [1]	351	-87	226	-267

Net income from discontinued operations	250	245	440	755

[1] The tax rate in the third quarter 2023 and in the first nine months 2023 was impacted by non-recurring items such as tax benefits arising from intercompany transactions to effect the spin-off of the Sandoz business, net decreases in uncertain tax positions of the Sandoz business and the favorable settlement of a tax matter related to the Alcon business, which was spun-off in 2019. Excluding these impacts, the tax rate would have been 28% in third quarter 2023 and 31.2% in the first nine months 2023, compared to 26.2% and 26.1% in third quarter 2022 and the first nine months 2022, respectively. The tax rate in the third quarter 2023 is higher than the prior year period primarily due to a change in profit mix. The tax rate in the first nine months 2023 is higher than the prior year period primarily due to a change in profit mix and the increased relative impact of recurring permanent items as a result of lower income before taxes for the first nine months 2023 compared to 2022.

Discontinued operations net assets
The following table presents the Sandoz business assets and liabilities classified as assets related to discontinued operations and liabilities related to discontinued operations in the September 30, 2023, consolidated balance sheet:
(USD millions)	Sep 30, 2023 (unaudited)

Assets related to discontinued operations
Property, plant and equipment	1 447

Right-of-use assets	133

Goodwill	7 424

Intangible assets other than goodwill	1 481

Deferred tax assets	661

Financial assets, investments in associated companies and other non-current assets	142

Inventories	2 565

Trade receivables	2 277

Cash and cash equivalents [1]	648

Other current assets and income tax receivables	696

Assets related to discontinued operations	17 474

Liabilities related to discontinued operations
Non-current and current financial debts	3 691

Non-current and current lease liabilities	139

Deferred tax liabilities	270

Non-current and current provisions and other liabilities	3 335

Trade payables	1 152

Current income tax liabilities	203

Liabilities related to discontinued operations	8 790

Net assets related to discontinued operations	8 684

[1] On October 2, 2023 through a series of intercompany transactions in connection with the Distribution (spin-off) of the Sandoz business to Novartis AG shareholders (refer to Note 3 for further details) USD 38 million was paid in cash from a Novartis affiliate to the Sandoz business. Including this transaction, cash and cash equivalents on Distribution date October 3, 2023, amounted to USD 686 million.

Supplemental disclosures related to Discontinued operations
Net income
Included in net income from discontinued operations are:
(USD millions)	Q3 2023	Q3 2022	9M 2023	9M 2022

Interest income	1	1	2	2

Depreciation of property, plant and equipment	-45	-44	-144	-147

Depreciation of right-of-use assets	-14	-8	-32	-25

Amortization of intangible assets	-60	-55	-171	-168

Impairment charges on property, plant and equipment	-3		-5	-1

Impairment charges on intangible assets	-30	-7	-44	-11

Additions to restructuring provisions	-11	-5	-27	-35

Equity-based compensation of Novartis equity plans	-24	-17	-60	-46

Balance sheet
The following shows the additions to property, plant and equipment, right-of-use assets and to goodwill and intangible assets for discontinued operations for the period from January 1, 2023, to the date of reclassification:
(USD millions)	Sep 30, 2023 (unaudited)

Additions to property, plant and equipment	245

Additions to right-of-use assets	66

Additions to goodwill and intangible assets	221

Financial debt
Sandoz business entered into financing agreements with a group of banks under which it borrowed on September 28, 2023 a total amount of USD 3.3 billion. See Note 3 for further disclosures.
Net cash flows from financing activities from discontinued operations
In the first nine months of 2023, the net cash inflows from financing activities from discontinued operations of USD 3.4 billion (9M 2022: USD 14 million; Q3 2023: USD 3.5 billion; Q3 2022: USD 11 million) were mainly driven by USD 3.6 billion (Q3 2023: USD 3.5 billion) cash inflows from bank borrowings (including the USD 3.3 billion Sandoz business borrowings on September 28, 2023, from a group of banks) in connection with the Distribution (spin-off) of the Sandoz business to Novartis AG shareholders (see Note 3).
For additional information related to the Distribution (spin-off) of the Sandoz business to Novartis AG shareholders, refer to Notes 2 and 3.

13. Events subsequent to the September 30, 2023, consolidated balance sheet
Spin-off of the Sandoz business through a dividend in kind distribution to Novartis AG shareholders
The Novartis AG shareholders approved the spin-off of the Sandoz business at the 2023 EGM held on September 15, 2023, subject to completion of certain conditions precedent to the distribution. The conditions precedent to the spin-off were met and on October 3, 2023, the spin-off of the Sandoz business was effected by way of a distribution of a dividend in kind of Sandoz Group AG shares to Novartis AG shareholders and ADR (American Depositary Receipt) holders (the Distribution). Through the Distribution, each Novartis AG shareholder received 1 Sandoz Group AG share for every 5 Novartis AG shares/ ADRs they held on October 3, 2023, close of business. As of October 4, 2023, the shares of Sandoz Group AG are listed on the SIX Swiss Exchange (SIX) under the symbol “SDZ.” In the fourth quarter 2023, the Company will recognize a non-taxable, noncash gain as at the Distribution date of the spin-off of the Sandoz business amounting to approximately USD 5.9 billion, representing primarily the excess amount of the distribution liability, which is the estimated fair value of the Sandoz business distributed to Novartis AG shareholders, over the then carrying value of Sandoz business net assets.
For additional information see Note 3 and Note 12.

Supplementary information (unaudited)

Non-IFRS disclosures
Novartis uses certain non-IFRS metrics when measuring performance, especially when measuring current-year results against prior periods, including core results, constant currencies and free cash flow.
Despite the use of these measures by management in setting goals and measuring the Company’s performance, these are non-IFRS measures that have no standardized meaning prescribed by IFRS. As a result, such measures have limits in their usefulness to investors.
Because of their non-standardized definitions, the non-IFRS measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These non-IFRS measures are presented solely to permit investors to more fully understand how the Company’s management assesses underlying performance. These non-IFRS measures are not, and should not be viewed as, a substitute for IFRS measures.
As an internal measure of Company performance, these non-IFRS measures have limitations, and the Company’s performance management process is not solely restricted to these metrics.
Core results
The Company’s core results – including core operating income, core net income and core earnings per share – exclude fully the amortization and impairment charges of intangible assets, excluding software, net gains and losses on fund investments and equity securities valued at fair value through profit and loss, and certain acquisition- and divestment-related items. The following items that exceed a threshold of USD 25 million are also excluded: integration- and divestment-related income and expenses; divestment gains and losses; restructuring charges/releases and related items; legal-related items; impairments of property, plant and equipment, software, and financial assets, and income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a USD 25 million threshold.
Novartis believes that investor understanding of the Company’s performance is enhanced by disclosing core measures of performance since, core measures exclude items that can vary significantly from year to year, they enable better comparison of business performance across years. For this same reason, Novartis uses these core measures in addition to IFRS and other measures as important factors in assessing the Company’s performance.
The following are examples of how these core measures are utilized:
• In addition to monthly reports containing financial information prepared under International Financial Reporting Standards (IFRS), senior management receives a monthly analysis incorporating these core measures.
• Annual budgets are prepared for both IFRS and core measures.
As an internal measure of Company performance, the core results measures have limitations, and the Company’s performance management process is not solely restricted to these metrics. A limitation of the core results measures is that they provide a view of the Company’s operations without including all events during a period, such as the effects of an acquisition, divestment, or amortization/impairments of purchased intangible assets, impairments to property, plant and equipment and restructurings and related items.
Constant currencies
Changes in the relative values of non-US currencies to the US dollar can affect the Company’s financial results and financial position. To provide additional information that may be useful to investors, including changes in sales volume, we present information about our net sales and various values relating to operating and net income that are adjusted for such foreign currency effects.
Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the consolidated income statement excluding the impact of fluctuations in exchanges rates:
• The impact of translating the income statements of consolidated entities from their non-USD functional currencies to USD
• The impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.
We calculate constant currency measures by translating the current year’s foreign currency values for sales and other income statement items into USD (excluding the IAS 29 “Financial Reporting in Hyperinflationary Economies” adjustments to the local currency income statements of subsidiaries operating in hyperinflationary economies), using the average exchange rates from the prior year and comparing them to the prior year values in USD.
We use these constant currency measures in evaluating the Company’s performance, since they may assist us in evaluating our ongoing performance from year to year. However, in performing our evaluation, we also consider equivalent measures of performance that are not affected by changes in the relative value of currencies.
Growth rate calculation
For ease of understanding, Novartis uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared with the prior year is shown as a positive growth.
Free cash flow
Effective January 1, 2023, Novartis revised its definition of free cash flow, to define free cash flow as net cash flows from operating activities less purchases of property, plant and equipment. This new definition provides a simpler performance measure focusing on core operating activities, and also excludes items that can vary significantly from year to year which enables better comparison of business performance across years. The prior year free cash flow amounts have been revised to conform with the new free cash flow definition to aid in comparability.
Free cash flow is a non-IFRS measure and is not intended to be a substitute measure for net cash flows from operating activities as determined under IFRS. Free cash flow is presented as additional information because management believes it is a useful supplemental indicator of the Company’s ability to operate without reliance on additional borrowing or use of existing cash. Free cash flow is a measure of the net cash generated that is available for investment in strategic opportunities, returning to shareholders and for debt repayment. Free cash flow is a non-IFRS measure, which means it should not be interpreted as a measure determined under IFRS.
Additional information
Net debt
Novartis calculates net debt as current financial debts and derivative financial instruments plus non-current financial debts less cash and cash equivalents and marketable securities, commodities, time deposits and derivative financial instruments.
Net debt is presented as additional information because it sets forth how management monitors net debt or liquidity and management believes it is a useful supplemental indicator of the Company’s ability to pay dividends, to meet financial commitments, and to invest in new strategic opportunities, including strengthening its balance sheet.
See page 57 for additional disclosures related to net debt.

CORE RESULTS – Reconciliation from IFRS results to core results – Total Company
(USD millions unless indicated otherwise)	Q3 2023	Q3 2022	9M 2023	9M 2022

IFRS operating income from continuing operations	1 762	1 826	7 187	6 191

Amortization of intangible assets	955	903	2 896	2 675

Impairments

Intangible assets	1 738	592	2 664	855

Property, plant and equipment related to the company-wide rationalization of manufacturing sites	46	58	3	309

Other property, plant and equipment	11	1	33	1

Total impairment charges	1 795	651	2 700	1 165

Acquisition or divestment of businesses and related items

- Income	-1		-64	-3

- Expense	20		23	7

Total acquisition or divestment of businesses and related items, net	19		-41	4

Other items

Divestment gains	-90	9	-222	-139

Financial assets - fair value adjustments	-6	90	69	288

Restructuring and related items

- Income	-59	-18	-154	-29

- Expense	156	468	951	1 188

Legal-related items

- Income			-484	-51

- Expense		18	31	120

Additional income	-169	-178	-439	-297

Additional expense	42	3	57	34

Total other items	-126	392	-191	1 114

Total adjustments	2 643	1 946	5 364	4 958

Core operating income from continuing operations	4 405	3 772	12 551	11 149

as % of net sales	37.4%	36.0%	36.9%	35.2%

(Loss)/income from associated companies	-3	-5	-7	-8

Interest expense	-222	-206	-638	-593

Other financial income and expense	15	-28	204	18

Core adjustments to other financial income and expense	31	22	89	72

Income taxes, adjusted for above items (core income taxes)	-641	-520	-1 879	-1 655

Core net income from continuing operations	3 585	3 035	10 320	8 983

Core net income from discontinued operations [1]	199	384	889	1 118

Core net income	3 784	3 419	11 209	10 101

Core net income attributable to shareholders of Novartis AG	3 782	3 417	11 205	10 101

Core basic EPS from continuing operations (USD) [2]	1.74	1.40	4.95	4.09

Core basic EPS from discontinued operations (USD) [1,2]	0.09	0.18	0.42	0.51

Core basic EPS (USD) [2]	1.83	1.58	5.37	4.60

[1] For details on discontinued operations reconciliation from IFRS to core net income, please refer to page 53.
[2] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS – Reconciliation from IFRS results to core results – Total Company
Third quarter
(USD millions unless indicated otherwise)	Q3 2023 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items [3]	Other items [4]	Q3 2023 Core results	Q3 2022 Core results

Gross profit from continuing operations	8 975	786			28	9 789	8 890

Operating income from continuing operations	1 762	955	1 795	19	-126	4 405	3 772

Income before taxes from continuing operations	1 552	955	1 795	19	-95	4 226	3 555

Income taxes [5]	-39					-641	-520

Net income from continuing operations	1 513					3 585	3 035

Net income from discontinued operations [6]	250					199	384

Net income	1 763					3 784	3 419

Basic EPS from continuing operations (USD) [7]	0.73					1.74	1.40

Basic EPS from discontinued operations (USD) [6,7]	0.12					0.09	0.18

Basic EPS (USD) [7]	0.85					1.83	1.58

The following are adjustments to arrive at core gross profit from continuing operations

Cost of goods sold	-3 117	786			28	-2 303	-1 893

The following are adjustments to arrive at core operating income from continuing operations

Selling, general and administration	-3 091				-2	-3 093	-2 929

Research and development	-3 925	169	1 738	18	-187	-2 187	-2 070

Other income	224		36	-1	-80	179	19

Other expense	-421		21	2	115	-283	-138

The following are adjustments to arrive at core income before taxes from continuing operations

Other financial income and expense	15				31	46	-6

[1] Amortization of intangible assets: cost of goods sold includes the amortization of acquired rights to currently marketed products and other production-related intangible assets; research and development includes the amortization of acquired rights to technologies

[2] Impairments: research and development include net impairment charges related to intangible assets; other income and other expense includes net impairment charges related to property, plant and equipment

[3] Acquisition or divestment of businesses and related items, including restructuring and integration charges: research & development and other expense include restructuring and integration cost charges

[4] Other items: cost of goods sold, selling, general and administration, research and development, other income and other expense include restructuring income and charges related to the initiative to implement a new streamlined organizational model, the company-wide rationalization of manufacturing sites and other net restructuring charges and related items; cost of goods sold and research and development also include contingent consideration adjustments; selling, general and administration includes adjustments to provisions; other income and other expense include fair value adjustments and divestment gains and losses on financial assets and fair value adjustment on a contingent receivable; other expense includes also legal related items; other financial income and expense includes the monetary loss on the restatement of non-monetary items for subsidiaries in hyperinflationary economies

[5] Taxes on the adjustments between IFRS and core results, for each item included in the adjustment, take into account the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 2.7 billion to arrive at the core results before tax amounts to USD 602 million. The average tax rate on the adjustments is 22.5% since the quarterly core tax charge of 15.2% has been applied to the pre-tax income of the period.

[6] For details on discontinued operations reconciliation from IFRS to core net income please refer to page 53.
[7] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS – Reconciliation from IFRS results to core results – Total Company
Nine months to September 30
(USD millions unless indicated otherwise)	9M 2023 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items [3]	Other items [4]	9M 2023 Core results	9M 2022 Core results

Gross profit from continuing operations	25 434	2 529	310		107	28 380	26 683

Operating income from continuing operations	7 187	2 896	2 700	-41	-191	12 551	11 149

Income before taxes from continuing operations	6 746	2 896	2 700	-41	-102	12 199	10 638

Income taxes [5]	-812					-1 879	-1 655

Net income from continuing operations	5 934					10 320	8 983

Net income from discontinued operations [6]	440					889	1 118

Net income	6 374					11 209	10 101

Basic EPS from continuing operations (USD) [7]	2.84					4.95	4.09

Basic EPS from discontinued operations (USD) [6,7]	0.21					0.42	0.51

Basic EPS (USD) [7]	3.05					5.37	4.60

The following are adjustments to arrive at core gross profit from continuing operations

Cost of goods sold	-9 450	2 529	310		107	-6 504	-5 812

The following are adjustments to arrive at core operating income from continuing operations

Selling, general and administration	-9 073				28	-9 045	-9 003

Research and development	-8 804	367	2 356	18	-306	-6 369	-6 173

Other income	1 322		-10	-64	-929	319	209

Other expense	-1 692		44	5	909	-734	-567

The following are adjustments to arrive at core income before taxes from continuing operations

Other financial income and expense	204				89	293	90

[1] Amortization of intangible assets: cost of goods sold includes the amortization of acquired rights to currently marketed products and other production-related intangible assets; research and development includes the amortization of acquired rights to technologies

[2] Impairments: cost of goods sold, research and development, other income and other expense include net impairment charges related to intangible assets; other income and other expense includes also net impairment charges related to property, plant and equipment

[3] Acquisition or divestment of businesses and related items, including restructuring and integration charges: other income includes a favorable stamp duties tax settlement related to a prior periods acquisition; other income and other expense include also restructuring and integration costs charges and reversals

[4] Other items: cost of goods sold, selling, general and administration, research and development, other income and other expense include restructuring income and charges related to the initiative to implement a new streamlined organizational model, the company-wide rationalization of manufacturing sites and other net restructuring charges and related items; cost of goods sold and research and development also include contingent consideration adjustments; cost of goods sold and selling, general and administration includes also adjustments to provisions; research and development also include a write-off prepaid expenses for a terminated clinical development program; other income and other expense include fair value adjustments, divestment gains, losses and gains on financial assets, legal related items and fair value adjustment on a contingent receivable, other income includes also gains from the divestment of products and curtailment gains; other financial income and expense includes the monetary loss on the restatement of non-monetary items for subsidiaries in hyperinflationary economies

[5] Taxes on the adjustments between IFRS and core results, for each item included in the adjustment, take into account the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 5.5 billion to arrive at the core results before tax amounts to USD 1.1 billion. The average tax rate on the adjustments is 19.6% since the full year core tax charge of 15.4% has been applied to the pre-tax income of the period.

[6] For details on discontinued operations reconciliation from IFRS to core net income please refer to page 53.
[7] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS – Reconciliation from IFRS results to core results – Discontinued operations
Third quarter
(USD millions)	Q3 2023 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items	Other items [3]	Q3 2023 Core results	Q3 2022 Core results

Gross profit from discontinued operations	990	54	22		21	1 087	1 209

Operating (loss)/income from discontinued operations	-86	54	30		252	250	510

Income before taxes from discontinued operations	-101	54	30		257	240	502

Income taxes	351					-41	-118

Net income from discontinued operations	250					199	384

Basic EPS from discontinued operations (USD)	0.12					0.09	0.18

The following are adjustments to arrive at core gross profit from discontinued operations

Cost of goods sold	-1 493	54	22		21	-1 396	-1 089

The following are adjustments to arrive at core operating income from discontinued operations

Research and development	-230		8			-222	-193

Other income	28				-2	26	11

Other expense	-293				233	-60	42

The following are adjustments to arrive at core income before taxes from discontinued operations

Other financial income and expense	-2				5	3

[1] Amortization of intangible assets: cost of goods sold includes the amortization of acquired rights to currently marketed products and other production-related intangible assets
[2] Impairments: cost of goods sold and research and development include impairment charges related to intangible assets
[3] Other items: cost of goods sold, selling, other income and other expense include charges related to the Sandoz spin-off (see Note 3 and Note 12), the company-wide rationalization of manufacturing sites and other net restructuring charges and related items; other expense includes also legal-related items; other financial income and expense includes the monetary loss on the restatement of non-monetary items for subsidiaries in hyperinflationary economies

Nine months to September 30
(USD millions)	9M 2023 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items	Other items [3]	9M 2023 Core results	9M 2022 Core results

Gross profit from discontinued operations	3 403	165	34		57	3 659	3 623

Operating income from discontinued operations	265	165	43		712	1 185	1 486

Income before taxes from discontinued operations	214	165	43		718	1 140	1 460

Income taxes	226					-251	-342

Net income from discontinued operations	440					889	1 118

Basic EPS from discontinued operations (USD)	0.21					0.42	0.51

The following are adjustments to arrive at core gross profit from discontinued operations

Cost of goods sold	-4 044	165	34		57	-3 788	-3 396

The following are adjustments to arrive at core operating income from discontinued operations

Selling, general and administration	-1 728				25	-1 703	-1 488

Research and development	-671		10			-661	-597

Other income	56		-1		-24	31	75

Other expense	-795				654	-141	-127

The following are adjustments to arrive at core income before taxes from discontinued operations

Other financial income and expense	-20				6	-14	-3

[1] Amortization of intangible assets: cost of goods sold includes the amortization of acquired rights to currently marketed products and other production-related intangible assets
[2] Impairments: cost of goods sold and research and development include impairment charges related to intangible assets; other income includes a reversal of impairment charges related to property, plant and equipment

[3] Other items: cost of goods sold, selling, general and administration, other income and other expense include charges related to the Sandoz spin-off (see Note 3 and Note 12), the company-wide rationalization of manufacturing sites and other net restructuring charges and related items; cost of goods sold and selling, general and administration also include adjustments to provisions; other expense includes legal-related items; other financial income and expense includes the monetary loss on the restatement of non-monetary items for subsidiaries in hyperinflationary economies

Free cash flow
The following table is a reconciliation of the three major categories of the IFRS consolidated statements of cash flows to free cash flow:
Third quarter
	Q3 2023			Q3 2022

(USD millions)	IFRS cash flow	Adjustments	Free cash flow	IFRS cash flow	Adjustments [1]	Revised Free cash flow [1]

Net cash flows from operating activities from continuing operations	5 304		5 304	4 275		4 275

Net cash flows from operating activities from discontinued operations	74		74	446		446

Total net cash flows from operating activities	5 378		5 378	4 721		4 721

Net cash flows (used in)/from investing activities from continuing operations	-2 004	1 743	-261	5 309	-5 530	-221

Net cash flows used in investing activities from discontinued operations	-208	134	-74	-111	46	-65

Total net cash flows (used in)/from investing activities [2]	-2 212	1 877	-335	5 198	-5 484	-286

Net cash flows used in financing activities from continuing operations	-4 306	4 306	0	-4 749	4 749	0

Net cash flows from financing activities from discontinued operations	3 474	-3 474	0	11	-11	0

Total net cash flows used in financing activities [3]	-832	832	0	-4 738	4 738	0

Free cash flow from continuing operations [1]			5 043			4 054

Free cash flow from discontinued operations [1]			0			381

Free cash flow [1]			5 043			4 435

[1] To aid in comparability, the prior year adjustments and free cash flow amounts have been revised to conform with the new free cash flow definition that was effective as of January 1, 2023.
[2] With the exception of purchases of property, plant and equipment, all net cash flows from investing activities from continuing operations and from discontinued operations are excluded from the free cash flow.

[3] Net cash flows (used in)/from financing activities from continuing operations and from discontinued operations are excluded from the free cash flow.

Free cash flow
Nine months to September 30
	9M 2023			9M 2022

(USD millions)	IFRS cash flow	Adjustments	Free cash flow	IFRS cash flow	Adjustments [1]	Revised Free cash flow [1]

Net cash flows from operating activities from continuing operations	11 673		11 673	9 271		9 271

Net cash flows from operating activities from discontinued operations	238		238	854		854

Total net cash flows from operating activities	11 911		11 911	10 125		10 125

Net cash flows from/(used in) investing activities from continuing operations	7 741	-8 395	-654	3 223	-3 833	-610

Net cash flows used in investing activities from discontinued operations	-385	166	-219	-288	98	-190

Total net cash flows from/(used in) investing activities [2]	7 356	-8 229	-873	2 935	-3 735	-800

Net cash flows used in financing activities from continuing operations	-17 068	17 068	0	-16 582	16 582	0

Net cash flows from financing activities from discontinued operations	3 397	-3 397	0	14	-14	0

Total net cash flows used in financing activities [3]	-13 671	13 671	0	-16 568	16 568	0

Free cash flow from continuing operations [1]			11 019			8 661

Free cash flow from discontinued operations [1]			19			664

Free cash flow [1]			11 038			9 325

[1] To aid in comparability, the prior year adjustments and free cash flow amounts have been revised to conform with the new free cash flow definition that was effective as of January 1, 2023.
[2] With the exception of purchases of property, plant and equipment, all net cash flows from investing activities from continuing operations and from discontinued operations are excluded from the free cash flow.

[3] Net cash flows (used in)/from financing activities from continuing operations and from discontinued operations are excluded from the free cash flow.

The following table is a summary of the free cash flow:
Third quarter
(USD millions)	Q3 2023	Q3 2022

Operating income from continuing operations	1 762	1 826

Adjustments for non-cash items
Depreciation, amortization and impairments	3 105	2 005

Change in provisions and other non-current liabilities	-130	228

Other	105	191

Operating income adjusted for non-cash items from continuing operations	4 842	4 250

Dividends received from associated companies and others	1

Interest received and change in other financial receipts	146	171

Interest paid and change in other financial payments	-182	-140

Income taxes paid	-426	-260

Payments out of provisions and other net cash movements in non-current liabilities	-255	-193

Change in inventories and trade receivables less trade payables	-334	-386

Change in other net current assets and other operating cash flow items	1 512	833

Net cash flows from operating activities from continuing operations	5 304	4 275

Purchases of property, plant and equipment	-261	-221

Free cash flow from continuing operations [1]	5 043	4 054

Free cash flow from discontinued operations [1,2]	0	381

Total free cash flow [1]	5 043	4 435

[1] To aid in comparability, the prior year free cash flow amounts have been revised to conform with the new free cash flow definition that was effective as of January 1, 2023
[2] In the third quarter of 2023, the free cash flow from discontinued operations was zero (Q3 2022: USD 381 million cash inflow) consisting of USD 74 million (Q3 2022: USD 446 million) net cash inflows from operating activities from discontinued operations, less purchases of property, plant and equipment by discontinued operations of USD 74 million (Q3 2022: USD 65 million).

Nine months to September 30
(USD millions)	9M 2023	9M 2022

Operating income from continuing operations	7 187	6 191

Adjustments for non-cash items
Depreciation, amortization and impairments	6 758	5 171

Change in provisions and other non-current liabilities	232	835

Other	335	412

Operating income adjusted for non-cash items from continuing operations	14 512	12 609

Dividends received from associated companies and others	2	1

Interest received and other financial receipts	546	208

Interest paid and other financial payments	-527	-476

Income taxes paid	-1 694	-1 368

Payments out of provisions and other net cash movements in non-current liabilities	-1 181	-451

Change in inventories and trade receivables less trade payables	-1 928	-1 664

Change in other net current assets and other operating cash flow items	1 943	412

Net cash flows from operating activities from continuing operations	11 673	9 271

Purchases of property, plant and equipment	-654	-610

Free cash flow from continuing operations [1]	11 019	8 661

Free cash flow from discontinued operations [1,2]	19	664

Total free cash flow [1]	11 038	9 325

[1] To aid in comparability, the prior year free cash flow amounts have been revised to conform with the new free cash flow definition that was effective as of January 1, 2023
[2] In the first nine months of 2023, the free cash flow from discontinued operations was a cash inflow of USD 19 million (9M 2022: USD 664 million) consisting of USD 238 million (9M 2022: USD 854 million) net cash inflows from operating activities from discontinued operations, less purchases of property, plant and equipment by discontinued operations of USD 219 million (9M 2022: USD 190 million).

Additional information
Net debt
Condensed consolidated changes in net debt
Third quarter
(USD millions)	Q3 2023 [1]	Q3 2022

Net change in cash and cash equivalents	1 520	5 101

Change in marketable securities, commodities, time deposits, financial debts and derivatives financial instruments	3 023	-3 266

Change in net debt	4 543	1 835

Net debt at July 1	-15 374	-9 519

Net debt at September 30	-10 831	-7 684

[1] Excluding net debt related to discontinued operations
Nine months to September 30
(USD millions)	9M 2023 [1]	9M 2022

Net change in cash and cash equivalents	4 888	-3 681

Change in marketable securities, commodities, time deposits, financial debts and derivatives financial instruments	-8 474	-3 135

Change in net debt	-3 586	-6 816

Net debt at January 1	-7 245	-868

Net debt at September 30	-10 831	-7 684

[1] Excluding net debt related to discontinued operations
Components of net debt
(USD millions)	Sep 30, 2023 [1]	Dec 31, 2022	Sep 30, 2022

Non-current financial debts	-18 068	-20 244	-19 732

Current financial debts and derivative financial instruments	-5 458	-5 931	-7 055

Total financial debts	-23 526	-26 175	-26 787

Less liquidity

Cash and cash equivalents	12 405	7 517	8 726

Marketable securities, commodities, time deposits and derivative financial instruments	290	11 413	10 377

Total liquidity	12 695	18 930	19 103

Net debt at end of period	-10 831	-7 245	-7 684

[1] Excluding net debt related to discontinued operations
Share information
	Sep 30, 2023	Sep 30, 2022

Number of shares outstanding	2 055 460 483	2 150 980 441

Registered share price (CHF)	93.87	75.53

ADR price (USD)	101.86	76.01

Market capitalization (USD billions) [1]	211.7	166.2

Market capitalization (CHF billions) [1]	192.9	162.5

[1] Market capitalization is calculated based on the number of shares outstanding (excluding treasury shares). Market capitalization in USD is based on the market capitalization in CHF converted at the quarter end CHF/USD exchange rate.

Effects of currency fluctuations
Principal currency translation rates
(USD per unit)	Average rates Q3 2023	Average rates Q3 2022	Average rates 9M 2023	Average rates 9M 2022	Period-end rates Sep 30, 2023	Period-end rates Sep 30, 2022

1 CHF	1.132	1.034	1.109	1.051	1.097	1.023

1 CNY	0.138	0.146	0.142	0.152	0.137	0.141

1 EUR	1.088	1.007	1.084	1.065	1.059	0.980

1 GBP	1.266	1.177	1.244	1.258	1.224	1.114

100 JPY	0.692	0.724	0.726	0.785	0.672	0.692

100 RUB	1.063	1.663	1.221	1.445	1.031	1.721

Currency impact on key figures
The following table provides a summary of the currency impact on key Company figures due to their conversion into US dollars, the Company’s reporting currency, of the financial data from entities reporting in non-US dollars. Constant currency (cc) calculations apply the exchange rates of the prior year period to the current period financial data for entities reporting in non-US dollars.
Third quarter
	Change in USD % Q3 2023	Change in constant currencies % Q3 2023	Percentage point currency impact Q3 2023

Net sales from continuing operations	12	12	0

Operating income from continuing operations	-4	13	-17

Net income from continuing operations	14	37	-23

Basic earnings per share (USD) from continuing operations	20	45	-25

Core operating income from continuing operations	17	21	-4

Core net income from continuing operations	18	23	-5

Core basic earnings per share (USD) from continuing operations	24	29	-5

Nine months to September 30
	Change in USD % 9M 2023	Change in constant currencies % 9M 2023	Percentage point currency impact 9M 2023

Net sales from continuing operations	8	10	-2

Operating income from continuing operations	16	31	-15

Net income from continuing operations	25	41	-16

Basic earnings per share (USD) from continuing operations	31	49	-18

Core operating income from continuing operations	13	19	-6

Core net income from continuing operations	15	22	-7

Core basic earnings per share (USD) from continuing operations	21	28	-7

Disclaimer
This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, that can generally be identified by words such as “guidance,” “expected,” “momentum,” “continue,” “drivers,” “confident,” “outlook,” “remain,” “committed,” “prioritized,” “prioritizing,” “continued,” “growing,” “growth,” “plans,” “on-track,” “continuing,” “anticipated,” “to follow,” “will,” “outlook,” “may,” “upcoming,” “ongoing,” “focus,” “pipeline,” “potential,” “estimated,” “launch,” “to deliver,” “transformation,” “transformative,” “address,” “planned,” “focusing,” “accelerated,” “long-term,” “innovation,” “priority,” “can,” “awaiting,” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, potential product launches, or regarding potential future revenues from any such products; or regarding potential future, pending or announced transactions; or regarding potential future sales or earnings of Novartis; or regarding discussions of strategy, priorities, plans, expectations or intentions, including our transformation into a “pure-play” innovative medicines business; or regarding our liquidity or cash flow positions and our ability to meet our ongoing financial obligations and operational needs; or regarding our USD 15 billion share buyback; or regarding our appeal of the negative decision of the US District Court for the District of Delaware on the validity of our patent covering Entresto and combinations of sacubitril and valsartan. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. You should not place undue reliance on these statements. There can be no guarantee that the investigational or approved products described in this press release will be submitted or approved for sale or for any additional indications or labeling in any market, or at any particular time. Nor can there be any guarantee that such products will be commercially successful in the future. Neither can there be any guarantee expected benefits or synergies from the transactions described in this press release will be achieved in the expected timeframe, or at all. In particular, our expectations could be affected by, among other things: liquidity or cash flow disruptions affecting our ability to meet our ongoing financial obligations and to support our ongoing business activities; the impact of a partial or complete failure of the return to normal global healthcare systems including prescription dynamics; global trends toward healthcare cost containment, including ongoing government, payer and general public pricing and reimbursement pressures and requirements for increased pricing transparency; uncertainties regarding potential significant breaches of data security or data privacy, or disruptions of our information technology systems; regulatory actions or delays or government regulation generally, including potential regulatory actions or delays with respect to the development of the products described in this press release; the potential that the benefits and opportunities expected from our planned spin-off of Sandoz may not be realized or may be more difficult or take longer to realize than expected; the uncertainties in the research and development of new healthcare products, including clinical trial results and additional analysis of existing clinical data; our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products; safety, quality, data integrity, or manufacturing issues; uncertainties involved in the development or adoption of potentially transformational technologies and business models; uncertainties regarding actual or potential legal proceedings, investigations or disputes; our performance on environmental, social and governance measures; general political, economic and business conditions, including the effects of and efforts to mitigate pandemic diseases such as COVID-19; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.
All product names appearing in italics are trademarks owned by or licensed to Novartis AG and its subsidiaries. BAUSCH + LOMB is a registered trademark of Bausch & Lomb Incorporated.

About Novartis
Novartis is a focused innovative medicines company. Every day, we work to reimagine medicine to improve and extend people’s lives so that patients, healthcare professionals and societies are empowered in the face of serious disease. Our medicines reach more than 250 million people worldwide.
Reimagine medicine with us: Visit us at https://www.novartis.com and connect with us on LinkedIn, Facebook, X/Twitter and Instagram.
Novartis will conduct a conference call with investors to discuss this news release today at 14:00 Central European time and 8:00 Eastern Time. A simultaneous webcast of the call for investors and other interested parties may be accessed by visiting the Novartis website. A replay will be available after the live webcast by visiting https://www.novartis.com/investors/event-calendar.
Detailed financial results accompanying this press release are included in the condensed interim financial report at the link below. Additional information is provided on Novartis divisions and pipeline of selected compounds in late stage development and a copy of today's earnings call presentation can be found at https://www.novartis.com/investors/event-calendar.
Important dates
November 13, 2023
Impact and Health Equity Annual Event
November 28, 2023
R&D Day